                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-57326

PROSPECTUS

                                2,300,000 SHARES
                               [O'CHARLEY'S LOGO]

                                  COMMON STOCK

--------------------------------------------------------------------------------

     O'Charley's Inc. is offering 2,300,000 shares of its common stock. Our common stock is traded on the Nasdaq National Market under the symbol "CHUX." The last reported sale price of our common stock on the Nasdaq National Market on April 5, 2001 was $20 5/8 per share.

--------------------------------------------------------------------------------

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................  $19.5000    $44,850,000
Underwriting Discounts and Commissions......................  $ 1.0725    $ 2,466,750
Proceeds, before expenses, to O'Charley's...................  $18.4275    $42,383,250

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an additional 345,000 shares of common stock to cover over-allotments.

     The shares will be ready for delivery on or about April 11, 2001.

--------------------------------------------------------------------------------

FIRST UNION SECURITIES, INC.                          U.S. BANCORP PIPER JAFFRAY

                         SUNTRUST EQUITABLE SECURITIES

                 The date of this prospectus is April 6, 2001.

Omitted Graphic and Image Material

The following graphic and image material is omitted from the form of the prospectus filed electronically:

Inside Front Cover:

     1. A picture of the interior of an O'Charley's restaurant.

     2. A picture of the exterior of an O'Charley's restaurant.

     3. A picture of one of the Company's tractor-trailers.

     4. A picture of the interior of an O'Charley's restaurant.

     5. A picture of the exterior of a Stoney River Legendary Steaks restaurant.

     6. A picture of the interior of a Stoney River Legendary Steaks restaurant.

Inside Back Cover:

     A map of the Eastern United States depicting the location of the Company's home office and commissary and existing O'Charley's restaurants and a list of the locations of the Company's existing O'Charley's restaurants.

Inside Back Cover Fold-out:

     The O'Charley's dinner menu.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    5
Risk Factors................................................   11
Cautionary Note Regarding Forward-Looking Statements and
  Market Data...............................................   18
Use of Proceeds.............................................   19
Price Range of Common Stock and Dividend Policy.............   19
Capitalization..............................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   33
Management..................................................   41
Description of Capital Stock................................   43
Underwriting................................................   51
Legal Matters...............................................   53
Experts.....................................................   53
Where You Can Find More Information.........................   53
Incorporation of Information by Reference...................   54
Index to Consolidated Financial Statements..................  F-1

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS. NEITHER WE NOR ANY OF THE UNDERWRITERS HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WHEN YOU MAKE A DECISION ABOUT WHETHER TO INVEST IN OUR COMMON STOCK, YOU SHOULD NOT RELY UPON ANY INFORMATION OTHER THAN THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, AND YOU SHOULD ASSUME THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THAT DOCUMENT. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY OUR COMMON STOCK IN ANY CIRCUMSTANCES OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

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

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     The following summary highlights some of the information from this prospectus and may not contain all the information that is important to you. You should read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and related notes, and the documents incorporated by reference in this prospectus before deciding to invest in our common stock.

     Unless this prospectus indicates otherwise or the context otherwise requires, the terms "we," "our," "our company" or "us" as used in this prospectus refer to O'Charley's Inc. and its subsidiaries, and all information in this prospectus assumes that the underwriters' over-allotment option is not exercised. We use a 52/53 week fiscal year ending on the last Sunday in December of each year. References in this prospectus to the years or fiscal years 1996, 1997, 1998, 1999 and 2000 mean our fiscal years ended December 29, 1996, December 28, 1997, December 27, 1998, December 26, 1999 and December 31, 2000, respectively, unless otherwise expressly stated or the context otherwise requires. References to "same store sales" includes the sales of only those restaurants open for all of the two periods being compared. References in this prospectus to shares and per share data have been adjusted to reflect a three-for-two stock split effective June 1, 1998.

                                  OUR COMPANY

     We operate 146 O'Charley's restaurants and two Stoney River Legendary Steaks restaurants in 13 Southeastern and Midwestern states. O'Charley's is a leading casual dining restaurant concept known for its high quality, freshly prepared food, moderate prices and friendly and attentive customer service. Our company was formed in May 1984 when we acquired the original O'Charley's restaurant in Nashville, Tennessee, and we went public in July 1990. In 1996, our current senior management team was put in place and undertook a comprehensive evaluation of the O'Charley's concept. As a result of that evaluation, we established a corporate objective of providing a superior casual dining experience for our customers while staying dedicated to growth and profitability. Since the end of 1996, we have grown from 69 O'Charley's restaurants to our current level of 146 O'Charley's restaurants, while achieving 19 consecutive quarters of same store sales growth.

THE O'CHARLEY'S CONCEPT

     Sales and restaurant operating income for our O'Charley's restaurants have grown at compound annual rates of 22.7% and 30.1%, respectively, from 1996 through 2000, while our same store sales have increased in 38 of our last 39 fiscal quarters. We believe that the success of the O'Charley's concept and our record of growth is directly tied to our execution of the strategies discussed below.

     Offer High-Quality, Freshly Prepared American Fare. The O'Charley's menu is mainstream, but innovative and distinctive in taste. The O'Charley's menu features approximately 45 items including USDA Choice hand-cut and aged steaks, baby-back ribs basted with our own tangy BBQ sauce, chicken that is always fresh and never frozen, fresh salmon and grilled tuna with a spicy ginger sauce, a variety of fresh-cut salads with special recipe salad dressings and O'Charley's signature caramel pie. All entrees are made from original recipes, are cooked to order and feature two side items in addition to our hot, freshly-baked yeast rolls. O'Charley's restaurants are open seven days a week and serve lunch, dinner and Sunday brunch. Specialty menu items include "limited-time" promotions, O'Charley's Express Lunch, daily special selections and a special kids menu. We are continually developing new menu items for our O'Charley's restaurants to respond to changing customer tastes and preferences.

     Provide an Attractive Price-to-Value Relationship. We believe that the pricing strategy for our O'Charley's restaurants, as well as the generous portions we serve, create an attractive price-to-value relationship. This strategy, coupled with our high food quality, is intended to appeal to a broad spectrum of customers from a diverse income base, including mainstream casual dining customers, as well as upscale casual dining and value-oriented customers. Lunch entrees range in price from $6.49 to $7.99, with dinner entrees ranging from $6.49 to $16.99. In 2000, the average check per customer, including beverages, was $9.45 for lunch and $12.32 for dinner.

     Ensure a Superior Dining Experience. Our strategy stresses providing prompt, friendly and attentive service to ensure customer satisfaction. Our strategy is to staff each restaurant with an experienced management team that is dedicated to enhancing customer satisfaction and to keep our table-to-server ratios low. In order to promote customer satisfaction, we adopted the following strategy, which we refer to as "The Promise:"

     - create a friendly, warm environment;

     - provide prompt food and service;

     - present a clean, professional appearance; and

     - have the knowledge needed to give each guest the best dining experience possible.

     Our management team, including area supervisors, district directors, regional directors and home office personnel, visit our restaurants frequently in order to reinforce our commitment to customer service to our restaurant level managers and hourly employees and communicate with and receive feedback from customers. We also employ a "mystery shopper" program to independently monitor quality control in areas such as timeliness of service, atmosphere, employee attitude and food quality. Through the use of customer surveys, we receive valuable feedback on our restaurants and, where appropriate, respond promptly to customer comments in order to demonstrate our continuing dedication to customer satisfaction.

     Create a Casual, Neighborhood Atmosphere Through Our Restaurant Design. We seek to create a casual, neighborhood atmosphere in our O'Charley's restaurants through an open layout and exposed kitchen and by tailoring the decor of our restaurants to the local community. The interior decor features warm woods, exposed brick, color prints and murals depicting local history, people, places and events. Our prototype O'Charley's restaurant is a free-standing brick building containing approximately 6,750 internal square feet and seating for approximately 290 customers, including approximately 70 bar seats. We periodically update the interior and exterior of our restaurants to reflect refinements in the concept and respond to changes in customer tastes and preferences.

     Provide an Attractive Operating Environment for Our Employees. We believe that a well-trained, highly-motivated restaurant management team is critical to achieving our operating objectives. Our training and compensation systems are designed to create accountability at the restaurant management level for the performance of each restaurant. We invest significant resources to train, motivate and educate our restaurant level managers and hourly employees and operate an approximately 9,500 square foot management training facility at our home office in Nashville, Tennessee. To instill a sense of ownership, a large portion of the compensation of our restaurant level managers is based upon restaurant operating results, employee turnover and mystery shopper reports. This focus on restaurant level operations is intended to create a "single store mentality" and provide an incentive for managers to improve same store sales and restaurant operating results. We believe our strong focus on employee satisfaction has resulted in a decrease in our employee turnover rate in each of the past four years.

     Leverage Our Commissary Operations. We operate an approximately 220,000 square foot commissary in Nashville, Tennessee through which we purchase and distribute a substantial majority of the food products and supplies for our restaurants. The commissary operates a USDA-approved and inspected facility at which we age and cut our beef and a production facility at which we prepare the yeast rolls, salad dressings and sauces served in our O'Charley's restaurants. We believe our commissary enhances restaurant operations by maintaining consistent food quality, helping to ensure reliable distribution services to our restaurants and simplifying our restaurant managers' food cost management responsibilities. We attribute the decreases in food cost as a percentage of our restaurant sales over the past three years, in part, to the financial leverage generated from the increased purchasing volumes and operating efficiencies of our commissary. We have recently completed an expansion of our commissary facilities to add approximately 15,500 square feet of refrigerated storage and 36,000 square feet of production facilities,

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

which we believe will enable us to meet a substantial majority of the distribution needs of our existing and planned restaurants for the next several years.

     Generate Strong Restaurant Economics. We believe our strategy for our O'Charley's restaurants has produced favorable restaurant-level economics. In 2000, our 117 O'Charley's restaurants open for the entire year averaged $2.8 million in sales and generated average restaurant-level pre-tax cash flow before rent of approximately $763,000. Our average investment for an O'Charley's restaurant in 2000, including land and capitalized lease obligations, was approximately $2.5 million, excluding preopening costs, which were approximately $220,000 per restaurant.

     Pursue Disciplined Restaurant Growth. Our management team has a history of consistent, disciplined expansion of our restaurants. We grew from 69 O'Charley's restaurants at the end of 1996 to 138 O'Charley's restaurants at the end of 2000, representing a compound annual growth rate of 18.9%. We intend to continue to develop new O'Charley's restaurants in our target markets, primarily in the Southeast and Midwest. Our target markets include both metropolitan markets and smaller markets in close proximity to metropolitan markets where we have a significant presence. Our strategy is to cluster our restaurants to enhance supervisory, marketing and distribution efficiencies. We opened 21 new O'Charley's restaurants in 2000 and have opened eight restaurants to date in 2001. We plan to open 16 to 17 additional O'Charley's restaurants during the remainder of 2001.

THE STONEY RIVER LEGENDARY STEAKS CONCEPT

     In May 2000, we acquired the Stoney River Legendary Steaks concept and currently operate two Stoney River restaurants in suburban Atlanta. Stoney River restaurants are upscale steakhouses that are intended to appeal to both upscale casual dining and fine dining customers by offering the high-quality food and attentive customer service typical of high-end steakhouses at more moderate prices. Stoney River restaurants have an "upscale mountain lodge" design with a large stone fireplace, plush sofas and rich woods that make the interior of the restaurant inviting and comfortable. The menu features hand-cut, premium midwestern beef along with fresh seafood and a variety of other gourmet entrees. An extensive assortment of freshly prepared salads and side dishes is available a la carte. The menu also includes several specialty appetizers and desserts. The price range of entrees is $15.95 to $22.95. Stoney River restaurants are open for dinner only Monday through Saturday and open at noon on Sunday. We have two Stoney River restaurants under development in the Chicago metropolitan area, one of which we plan to open during 2001. Our growth strategy for the Stoney River concept is to concentrate on major metropolitan markets in the Southeast and Midwest with disciplined, controlled development and the potential to accelerate development over the next several years.

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

                                  THE OFFERING

Common stock offered by
O'Charley's.........................     2,300,000 shares

Common stock outstanding after this
offering............................     18,268,721 shares

Use of proceeds.....................     We estimate that our net proceeds from
                                         this offering will be approximately
                                         $41.9 million, or approximately $48.2
                                         million if the underwriters'
                                         over-allotment option is exercised in
                                         full. We intend to use the net proceeds
                                         to repay borrowings outstanding under
                                         our revolving credit facility. See "Use
                                         of Proceeds."

Risk factors........................     See "Risk Factors" beginning on page 11
                                         and the other information included and
                                         incorporated by reference in this
                                         prospectus for a discussion of factors
                                         you should carefully consider before
                                         deciding to invest in shares of our
                                         common stock.

Nasdaq National Market symbol.......     CHUX

     The number of shares outstanding after the offering is as of March 14, 2001 and excludes a total of 6,820,285 shares reserved for issuance under our stock purchase plan and stock option plans at that date. Options to purchase 3,880,914 shares of common stock at a weighted average exercise price of $10.36 per share were outstanding under our stock option plans as of March 14, 2001. The number of shares to be outstanding after the offering assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 345,000 shares.

                        SUMMARY FINANCIAL AND OTHER DATA

     The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. All of the fiscal years shown below had 52 weeks, except 2000, which had 53 weeks. As a result, some of the variations reflected in the following data may be attributed to the different lengths of the fiscal years.

                                                                       FISCAL YEARS
                                         -------------------------------------------------------------------------
                                             1996            1997           1998           1999         2000(1)
                                         ------------    ------------   ------------   ------------   ------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE WEEKLY SALES DATA)
STATEMENT OF EARNINGS DATA:
Revenues...............................    $164,530        $200,403       $246,046       $302,205       $377,262
Income from operations(2)..............       6,838          16,920         22,461         29,039         37,207
Interest expense, net..................       2,588           3,459          2,801          4,174          7,398
Net earnings (loss)(3)(4)..............      (1,147)          8,800         12,900         14,761         19,360
Basic earnings (loss) per common
  share................................    $  (0.10)       $   0.71       $   0.84       $   0.95       $   1.24
Diluted earnings (loss) per common
  share................................    $  (0.10)       $   0.66       $   0.79       $   0.89       $   1.17
Weighted average common shares
  outstanding -- diluted...............      11,714          13,361         16,392         16,656         16,525
O'CHARLEY'S OPERATING DATA:(5)
Restaurant sales.......................    $162,235        $197,554       $243,416       $299,014       $368,302
Percentage increase in restaurant sales
  over prior year......................        17.5%           21.8%          23.2%          22.8%          23.2%
Restaurant operating income(6).........    $ 29,320        $ 39,976       $ 51,295       $ 66,193       $ 83,881
Percentage increase in restaurant
  operating income over prior year.....        17.2%           36.3%          28.3%          29.0%          26.7%
Restaurant operating margin(7).........        18.1%           20.2%          21.1%          22.1%          22.8%
Average weekly sales per
  restaurant(8)........................    $ 47,648        $ 49,868       $ 52,220       $ 52,831       $ 53,775
Same store sales increase over prior
  year(9)..............................         0.4%            4.7%           5.2%           3.1%           2.6%
Restaurants open at end of period......          69              82             99            117            138

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                                              AS
                                                               ACTUAL    ADJUSTED(10)
                                                              --------   -------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...................................  $(20,185)    $(20,185)
Total assets................................................   311,018      311,018
Current portion of long-term debt and capitalized lease
  obligations...............................................     7,574        7,574
Long-term debt and capitalized lease obligations, including
  current portion...........................................   122,244       80,361
Total shareholders' equity..................................   143,490      185,373

---------------

 (1) In May 2000, we acquired two Stoney River restaurants and all associated trademarks and intellectual property for approximately $15.8 million in a cash transaction accounted for as a purchase. Accordingly, the results of operations of the two Stoney River restaurants have been included in our consolidated results of operations since the date of acquisition.
 (2) Reflects a non-cash charge of $5.1 million incurred in 1996 pursuant to the provisions of Statement of Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to reflect the differences between the fair value and net book value of certain assets.
 (3) Reflects a $6.2 million charge in 1996 for litigation expenses and the settlement of litigation against us.
 (4) During the first quarter of 1999, we adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," which requires that restaurant preopening costs be expensed rather than

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

     capitalized. Preopening costs represent costs incurred prior to a restaurant opening. Previously, we capitalized restaurant preopening costs and amortized these amounts over one year from the opening of each restaurant. The depreciation and amortization expense recorded in 1996, 1997 and 1998 included preopening cost amortization of $2.2 million, $2.4 million and $2.9 million, respectively. For 1999 and 2000, the depreciation and amortization line item does not include amortization of preopening costs. We incurred a pre-tax charge of $2.1 million, or $1.3 million net of tax, in the first quarter of 1999 as a result of this change in accounting principle.
 (5) Does not include data for our two Stoney River restaurants.
 (6) Reflects restaurant sales less cost of restaurant sales. Cost of restaurant sales consists of cost of food, beverage and supplies, payroll and benefits and restaurant operating costs.
 (7) Reflects restaurant operating income expressed as a percentage of restaurant sales.
 (8) Calculated by dividing total sales of all restaurants open during any portion of the period by the aggregate number of weeks all those restaurants were open during the period.
 (9) Same store sales includes the sales of only those restaurants open for all of the two periods being compared.
(10) Adjusted to reflect the sale of 2,300,000 shares of common stock in this offering and application of the estimated net proceeds from the offering to repay outstanding indebtedness as described in "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider the risks described below, as well as other information contained in this prospectus and the documents incorporated by reference in this prospectus, before buying securities in this offering. If any of these events occurs, our business, financial condition or results of operations could be materially harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

OUR CONTINUED GROWTH DEPENDS ON OUR ABILITY TO OPEN NEW RESTAURANTS AND OPERATE OUR NEW RESTAURANTS PROFITABLY; WE MAY EXPERIENCE UNEXPECTED DELAYS IN OPENING NEW RESTAURANTS AND WE MAY NOT BE ABLE TO OPERATE NEW RESTAURANTS PROFITABLY.

     A significant portion of our historical growth has been due to our opening new restaurants. We opened 21 restaurants in 2000 and have opened eight restaurants to date in 2001. We plan to open 16 to 17 additional O'Charley's restaurants during the remainder of 2001. Our ability to open new restaurants will depend on a number of factors, such as:

     - the selection and availability of quality restaurant sites;

     - our ability to negotiate acceptable lease or purchase terms;

     - our ability to hire, train and retain the skilled management and other personnel necessary to open new restaurants;

     - our ability to secure the governmental permits and approvals required to open new restaurants;

     - our ability to manage the amount of time and money required to build and open new restaurants, including the possibility that adverse weather conditions may delay construction and the opening of new restaurants; and

     - the availability of adequate financing.

     Many of these factors are beyond our control. We cannot assure you that we will be successful in opening new restaurants in accordance with our current plans or otherwise or that our rate of future growth, if any, will not decline from our recent historical growth rates. Furthermore, we cannot assure you that our new restaurants will generate revenues or profit margins consistent with those of our existing restaurants, or that the new restaurants will be operated profitably. In May 2000, we acquired the Stoney River Legendary Steaks concept, including two Stoney River restaurants in suburban Atlanta. We have two Stoney River restaurants under development in the Chicago metropolitan area, one of which we plan to open during 2001. These restaurants are more upscale than an O'Charley's restaurant and are more expensive to construct. We cannot assure you that we will be able to operate these restaurants profitably.

OUR GROWTH MAY STRAIN OUR MANAGEMENT AND INFRASTRUCTURE, WHICH COULD SLOW OUR DEVELOPMENT OF NEW RESTAURANTS AND ADVERSELY AFFECT OUR ABILITY TO MANAGE EXISTING RESTAURANTS.

     Our growth has placed significant demands upon our management. We also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned growth. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned growth will impose on management and these systems and controls. In May 2000, we acquired the Stoney River Legendary Steaks concept. The development of this new concept will place significant demands on our management. These demands on our management and systems could also adversely affect our ability to manage our existing restaurants. If our management is unable to meet these demands or if we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our growth objectives, our operating results or cash flows could be materially adversely affected.

UNANTICIPATED EXPENSES AND MARKET ACCEPTANCE COULD AFFECT THE RESULTS OF RESTAURANTS WE OPEN IN NEW MARKETS.

     As part of our growth plans, we may open new restaurants in areas in which we have little or no operating experience and in which potential customers may not be familiar with our restaurants. As a result, we may have to incur costs related to the opening, operation and promotion of those new restaurants that are substantially greater than those incurred in other areas. Even though we may incur substantial additional costs with these new restaurants, they may attract fewer customers than our more established restaurants in existing markets. As a result, the results of operations at new restaurants may be inferior to those of our existing restaurants. The new restaurants may even operate at a loss.

     Another part of our growth plans is to open restaurants in markets in which we already have existing restaurants. We may be unable to attract enough customers to the new restaurants for them to operate at a profit. Even if we are able to attract enough customers to the new restaurants to operate them at a profit, those customers may be former customers of one of our existing restaurants in that market and the opening of a new restaurant in the existing market could reduce the revenue of our existing restaurants in that market.

WE MAY EXPERIENCE HIGHER OPERATING COSTS, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS IF WE CANNOT INCREASE MENU PRICES TO COVER THEM.

     Our operating results are significantly dependent on our ability to anticipate and react to increases in food, labor, employee benefits and other costs. The cost of many items we serve in our restaurants are subject to seasonal fluctuations, weather, demand and other factors. We compete with other restaurants for experienced management personnel and hourly employees. Given the low unemployment rates in certain areas in which we operate, we will likely be required to continue to enhance our wage and benefits package in order to attract qualified management and other personnel. In addition, any increase in the federal minimum wage rate would likely cause an increase in our labor costs. We cannot assure you that we will be able to anticipate and react to changing costs through our purchasing and hiring practices or menu price increases. As a result, increases in operating costs could have a material adverse effect on our business and results of operations.

     Utility costs began to increase significantly in December 2000, although those increases had only a minimal effect on our results of operations in 2000. We anticipate continued utility rate increases in 2001, which could have a material adverse effect on our results of operations.

     Recently, there have been increasing concerns over outbreaks of "mad cow" and "foot and mouth" disease. We anticipate that meat costs may increase as a result of the restrictions placed on the importation of beef and other meat into the United States and the reduction in the supply of beef and other meat due to the destruction of livestock to prevent these diseases from spreading. Significant increases in our meat costs could have a material adverse effect on our results of operations.

     We are conducting a feasibility study on franchising our O'Charley's restaurant concept and expect to have the preliminary results of that study later this year. We could incur substantial additional expenses if we elect to establish franchising operations. As it is unlikely that we would receive any significant revenues from franchising during the start-up phase of those operations, the establishment of franchising operations could have a material adverse effect on our operating results until such time as those operations begin to generate revenues in excess of their related expenses. Moreover, we cannot assure you that our franchising operations, if commenced, would be profitable even after their start-up phase.

WE COULD FACE LABOR SHORTAGES THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to continue our operations and to keep pace with our growth. Qualified individuals of the requisite caliber and quantity needed to fill these positions are in short supply. Given the low unemployment rates in certain areas in which we operate, we may have difficulty hiring and retaining qualified management and other personnel. Any inability to recruit and retain sufficient qualified individuals may adversely affect operating results at existing restaurants and delay the planned openings of new restaurants. Any delays in opening new restaurants or any material increases in employee turnover rates in existing restaurants could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of competent employees, resulting in higher labor costs.

FLUCTUATIONS IN OUR OPERATING RESULTS AND OTHER FACTORS MAY RESULT IN DECREASES IN OUR STOCK PRICE.

     In recent periods, the market price for our common stock has fluctuated substantially. From time to time after this offering, there may be significant volatility in the market price and trading volume of our common stock. For example, on March 21, 2001 Standard & Poor's announced that our common stock would be added to the S&P SmallCap 600 Index commencing March 23, 2001, which resulted in an increase in the market price and trading volume of our common stock for reasons unrelated to our operating performance. We cannot assure you that the market price of our common stock will not decline from current levels or that this volatility will not adversely affect the market price of our common stock in the future.

     We believe that the current market price of our common stock reflects expectations that we will be able to continue to operate our existing restaurants profitably and to develop new restaurants at a significant rate and operate them profitably. If we are unable to operate our restaurants as profitably as we have in the past or develop restaurants at a pace that reflects the expectations of the market, investors could sell shares of our common stock at or after the time that it becomes apparent that the expectations of the market may not be realized, resulting in a decrease in the market price of our common stock.

     In addition to our operating results, the operating results of other restaurant companies, changes in financial estimates or recommendations by analysts, adverse weather conditions, which can reduce the number of customers visiting our restaurants, increase food costs and delay the construction and opening of new restaurants, changes in general conditions in the economy or the financial markets or other developments affecting us or our industry, such as recent outbreaks of "mad cow" and "foot and mouth" disease, could cause the market price of our common stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

     Preopening costs represent costs incurred prior to a restaurant opening for business. Prior to 1999, we capitalized preopening costs and amortized them over one year. Commencing in the first quarter of 1999, we began expensing preopening costs in the period incurred. See note 1 to our consolidated financial statements included elsewhere in this prospectus. Our preopening costs may vary significantly from quarter to quarter primarily due to the timing of restaurant openings. This variability may increase in future periods as we anticipate higher preopening costs for each Stoney River restaurant we open as compared to the average preopening costs for an O'Charley's restaurant. We typically incur most preopening costs for a new restaurant within the two months immediately preceding, and the month of, its opening. In addition, our labor and operating costs for a newly opened restaurant during the first three to six months of operation generally are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the volume and timing of new restaurant openings in any quarter may have a significant impact on our results of operations for that quarter. As a result of these factors, our results may fluctuate significantly, which could adversely affect the market price of our common stock.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET AND THE ISSUANCE OF SHARES UNDER OUR EMPLOYEE BENEFIT PLANS COULD ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

     Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future offerings of equity securities. Based on information contained in filings made with the SEC, as of December 31, 2000, approximately 50% of our outstanding common stock was owned by a total of six shareholders, including David K. Wachtel, Jr., a former director and officer of our company, who owned 1,546,549 shares, or approximately 9.8% of our outstanding common stock, at December 31, 2000. Based on information contained in filings with the SEC, Mr. Wachtel sold an aggregate of 40,000 shares of our common stock at various times in November 2000. It is our understanding that Mr. Wachtel has stated an intention to sell a substantial number of additional shares of our common stock in the future. Such shares are freely tradeable and may be sold by Mr. Wachtel without regard to the volume restrictions of Rule 144 promulgated under the Securities Act, and Mr. Wachtel therefore could sell any or all such shares in the public markets at any time. In addition, neither Mr. Wachtel nor any other shareholder, other than our directors and executive officers, has entered into a lock-up agreement with the underwriters that would prevent them from selling shares for any period of time following the date of this prospectus. Sales of substantial amounts of our common stock following this offering by Mr. Wachtel or any other shareholder could adversely affect the market price of our common stock, particularly in light of the fact that the average daily trading volume of our common stock is relatively small.

     All shares owned by our directors and executive officers may be resold pursuant to Rule 144 promulgated under the Securities Act, subject to the volume and resale restrictions of Rule 144. We and our directors and executive officers have agreed, with exceptions, not to sell or otherwise transfer any shares of our common stock for 90 days after the date of this prospectus, without first obtaining the written consent of First Union Securities, Inc. With this consent, we and our directors and executive officers may sell shares before the expiration of such 90-day period without prior notice to our other shareholders or to any public market on which our common stock trades. For more information about these "lock-up" agreements, see "Underwriting."

     As of March 14, 2001, options to purchase 3,880,914 shares of our common stock, representing 24.3% of our shares outstanding at that date, were outstanding. These options had a weighted average exercise price of $10.36 per share. As of March 14, 2001, we had a total of 6,820,285 shares reserved for issuance under our stock purchase and stock option plans, including the shares reserved for issuance upon the exercise of outstanding stock options. The total shares reserved for issuance under our plans represented 42.7% of our outstanding shares at March 14, 2001. We believe that the issuance of stock options is an important tool to motivate our employees and align their interests with those of our shareholders and we intend to continue issuing stock options to our employees. We believe that the shares reserved for issuance under our plans will be sufficient to cover awards to our employees for at least the next several years, although there can be no assurance in this regard. The issuance of significant additional shares of our common stock upon the exercise of outstanding options or otherwise pursuant to these stock plans could have a material adverse effect on the market price of our common stock and could significantly dilute the interests of other shareholders.

OUR RESTAURANTS ARE CONCENTRATED GEOGRAPHICALLY; IF ANY ONE OF THE REGIONS IN WHICH OUR RESTAURANTS ARE LOCATED EXPERIENCES AN ECONOMIC DOWNTURN OR OTHER MATERIAL CHANGE, OUR BUSINESS RESULTS MAY SUFFER.

     Our existing restaurants are located predominantly in the Southeastern and Midwestern United States, with 32 of our 146 restaurants located in Tennessee. Our plans include significant further expansion in the Southeast and Midwest. As a result, our business and our financial or operating results may be materially adversely affected by adverse economic, weather or business conditions in the Southeast and Midwest, as well as in other geographic regions in which we locate restaurants.

OUR FUTURE PERFORMANCE DEPENDS ON OUR SENIOR MANAGEMENT WHO ARE EXPERIENCED IN RESTAURANT MANAGEMENT AND WHO COULD NOT EASILY BE REPLACED WITH EXECUTIVES OF EQUAL EXPERIENCE AND CAPABILITIES.

     We depend significantly on the services of Gregory L. Burns, our Chief Executive Officer, Steven J. Hislop, our President and Chief Operating Officer, and A. Chad Fitzhugh, our Chief Financial Officer. If we lose the services of Messrs. Burns, Hislop, or Fitzhugh for any reason, we may be unable to replace them with qualified personnel, which could have a material adverse effect on our business and development. We do not have employment agreements with any of our executive officers and we do not carry key person life insurance on any of our executive officers.

OUR RESTAURANTS MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER RESTAURANTS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be adversely affected. The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than us, including a large number of national and regional restaurant chains. Some of our competitors have been in existence for a substantially longer period than us and may be better established in the markets where our restaurants are or may be located. To the extent that we open restaurants in larger cities and metropolitan areas, we expect competition to be more intense in those markets. We also compete with other restaurants for experienced management personnel and hourly employees and with other restaurants and retail establishments for quality sites.

CHANGING CONSUMER PREFERENCES AND DISCRETIONARY SPENDING PATTERNS COULD FORCE US TO MODIFY OUR CONCEPTS AND MENUS AND COULD RESULT IN A REDUCTION IN OUR REVENUES.

     Even if we are able to compete successfully with other restaurant companies, we may be forced to make changes in our concepts and menus in order to respond to changes in consumer tastes or dining patterns. Consumer preferences could be affected by health concerns about the consumption of beef, the primary item on our Stoney River menu, or by specific events such as E. coli food poisoning or outbreaks of "mad cow" and "foot and mouth" disease. If we change a restaurant concept or menu, we may lose customers who do not prefer the new concept or menu, and may not be able to attract a sufficient new customer base to produce the revenue needed to make the restaurant profitable. In addition, we may have different or additional competitors for our intended customers as a result of a concept change and may not be able to compete successfully against those competitors. Our success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could reduce revenues.

WE MAY INCUR COSTS OR LIABILITIES AND LOSE REVENUE AS THE RESULT OF GOVERNMENT REGULATION.

     Our restaurants are subject to extensive federal, state and local government regulation, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, and other health, sanitation and safety matters. Our restaurants may lose revenue if they are unable to maintain liquor or other licenses required to serve alcoholic beverages or food. In addition, our commissary is licensed and subject to regulation by the United States Department of Agriculture and is subject to further regulation by state and local agencies. Our failure to obtain or retain federal, state or local licenses for our commissary or to comply with applicable regulations could adversely affect our commissary operations and disrupt delivery of food and other products to our restaurants. If one or more of our restaurants was unable to serve alcohol or food for even a short time period, we could experience a reduction in our overall revenue.

     The costs of operating our restaurants may increase if there are changes in laws governing minimum hourly wages, workers' compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations, such as the federal Americans with Disabilities Act, which governs access for the disabled. If any of the above costs increase, we cannot assure you that we will be able to offset the increase by increasing our menu prices or by other means, which would adversely affect our results of operations.

WE MAY BE ADVERSELY AFFECTED BY LITIGATION, INCLUDING CLASS ACTIONS AND OTHER LAWSUITS ALLEGING VIOLATIONS OF FEDERAL AND STATE LAW.

     We are subject to the risk that our results of operations may be adversely affected by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of restaurant companies have been the target of lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time and we cannot assure you that we will not incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business.

     We are also a defendant from time to time in various legal proceedings arising in the ordinary course of our business. In addition, we are the defendant in a lawsuit alleging that we breached a lease. The plaintiff in this lawsuit is seeking $1.5 million in damages, plus interest, attorneys' fees and costs. The plaintiff has filed a motion for summary judgment scheduled for hearing on April 27, 2001 requesting the court to rule in its favor on the legal issues in this suit. We are defending this case vigorously, however, we cannot predict its outcome nor can we assure you that this lawsuit will not have a material adverse effect on our results of operations. See
"Business -- Litigation."

WE MAY INCUR COSTS OR LIABILITIES AS A RESULT OF LITIGATION AND PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES THAT CAN CAUSE CUSTOMERS TO AVOID OUR RESTAURANTS.

     We are sometimes the subject of complaints or litigation from customers alleging illness, injury or other food quality or health concerns. Litigation or adverse publicity resulting from these allegations may materially adversely affect us or our restaurants, regardless of whether the allegations are valid or whether we are liable. In addition, our restaurants are subject in each state in which we operate to "dram shop" laws that allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A lawsuit under a dram shop law or alleging illness or injury from food may result in a verdict in excess of our liability insurance policy limits, which could result in substantial liability for us and may have a material adverse effect on our results of operations.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY OUR LEVERAGE AND OUR OBLIGATIONS UNDER CAPITAL AND OPERATING LEASES.

     As of February 25, 2001, the total amount of our long-term debt and capitalized lease obligations, including current portion, was approximately $130.6 million. In addition, as of December 31, 2000, we were a party to operating leases requiring approximately $73.4 million in total future lease payments. Even after giving effect to the application of the net proceeds we receive from this offering to repay borrowings under our revolving credit facility, the total amount of our obligations in respect of indebtedness and capitalized and operating leases will remain substantial. In addition, we intend to continue to make borrowings under our revolving credit facility in connection with the development of new restaurants and for other general corporate purposes, and the aggregate amount of our indebtedness and capitalized and operating lease obligations will likely increase, perhaps substantially.

     The amount of our indebtedness and lease obligations could have important consequences to investors, including the following:

     - our ability to obtain additional financing in the future may be impaired;

     - a substantial portion of our cash flow from operations must be applied to pay principal and interest on our indebtedness and lease payments under capitalized and operating leases, thus reducing funds available for other purposes;

     - some of our borrowings, including borrowings under our revolving credit facility, and lease payments under our synthetic lease facility are and will continue to be at variable rates based upon prevailing interest rates, which will expose us to the risk of increased interest rates;

     - we may be constrained by financial covenants and other restrictive provisions contained in credit agreements and other financing documents;

     - we may be substantially more leveraged than some of our competitors, which may place us at a competitive disadvantage; and

     - our leverage may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.

OUR SHAREHOLDER RIGHTS PLAN, CHARTER AND BYLAWS AND TENNESSEE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY THAT OUR SHAREHOLDERS CONSIDER FAVORABLE.

     We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our charter and bylaws and Tennessee law may discourage, delay or prevent a merger, acquisition or change in control involving our company that our shareholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. Among other things, these provisions:

     - authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common shareholders;

     - provide for a classified board of directors with staggered three year terms so that no more than one-third of our directors could be replaced at any annual meeting;

     - provide that directors may be removed only for cause;

     - provide that any amendment or repeal of the provisions of our charter establishing our classified board of directors and concerning the removal of directors must be approved by the affirmative vote of the holders of two-thirds of our outstanding shares; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at a meeting.

We also have severance agreements with our senior management and we are subject to anti-takeover provisions under Tennessee law. These provisions of our charter and bylaws, Tennessee law, our shareholder rights plan and the severance agreements may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

      CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words "anticipate," "will," "believe," "estimate," "expect," "plan," "intend," "seek," or similar expressions. These forward-looking statements include all statements that are not statements of historical fact and those regarding our intent, belief, plans or expectations including, but not limited to, the discussions of our operating and growth strategy, projections of revenue, income or loss, information regarding future restaurant openings and capital expenditures and future operations. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described under the caption "Risk Factors" and in the documents incorporated by reference in this prospectus.

     If one or more of these risks or uncertainties materialize, or if any of the underlying assumptions prove incorrect, our actual results or performance may vary materially from anticipated results or performance expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included and incorporated by reference in this prospectus, you should not regard the inclusion of such information as a representation by us or any other person that our objectives and plans will be achieved. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

     The information in this prospectus and the documents incorporated by reference in this prospectus concerning the restaurant and consumer food industries, other restaurant companies and similar matters is derived principally from publicly available information, restaurant industry publications, data compiled by the National Restaurant Association and a market research firm. Although we believe that this information is reliable, we have not independently verified any of this information and we cannot assure you that it is accurate. Information concerning the restaurant and consumer foodservice industries is for the United States.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $41.9 million from this offering, or approximately $48.2 million if the underwriters' over-allotment option is exercised in full, in each case after deducting the underwriting discounts and commissions and estimated expenses of the offering.

     We intend to use the net proceeds to repay borrowings outstanding under our revolving credit facility. The indebtedness to be repaid under the credit facility was incurred primarily for the development of new restaurants and improvements to existing restaurants. Amounts outstanding under the credit facility bear interest at a variable rate equal to, at our option, the lender's prime rate plus or minus a percentage spread or LIBOR plus a percentage spread. The interest rate spread is based upon financial ratios specified in the credit facility that are recomputed quarterly. At February 25, 2001, approximately $101.8 million of indebtedness was outstanding under the credit facility and bore interest at a weighted average interest rate of 6.4%. The maturity date of the credit facility is May 31, 2003. We may reborrow amounts repaid under our revolving credit facility.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock trades on the Nasdaq National Market under the symbol "CHUX." As of March 14, 2001, there were approximately 2,600 shareholders of record of our common stock. The following table shows quarterly high and low closing prices for our common stock for the fiscal quarters indicated, as reported by the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
1999
  First Quarter.............................................  $15.38    $11.00
  Second Quarter............................................   17.88     12.13
  Third Quarter.............................................   16.63     13.94
  Fourth Quarter............................................   15.88     11.25
2000
  First Quarter.............................................  $13.50    $10.75
  Second Quarter............................................   16.75     11.56
  Third Quarter.............................................   15.62     12.25
  Fourth Quarter............................................   18.07     10.75
2001
  First Quarter (through April 5, 2001).....................  $20.94    $15.38

     We have never paid a cash dividend on our common stock and we presently intend to retain our cash to finance the growth and development of our business. Presently, our revolving credit facility prohibits the payment of cash dividends on our common stock without the consent of the participating banks.

                                 CAPITALIZATION

     The following table sets forth the current portion of our consolidated long-term debt and capitalized lease obligations and our consolidated capitalization as of December 31, 2000 on an actual basis and as adjusted to give effect to the sale of 2,300,000 shares of our common stock in this offering and application of the estimated net proceeds to repay outstanding indebtedness as described in "Use of Proceeds."

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                               (DOLLARS IN THOUSANDS)
Current portion of long-term debt and capitalized lease
  obligations...............................................  $  7,574      $  7,574
                                                              ========      ========
Long-term debt, less current portion........................  $ 92,306      $ 50,423
Capitalized lease obligations, less current portion.........    22,364        22,364
                                                              --------      --------
          Total long-term debt and capitalized lease
           obligations, less current portion................   114,670        72,787
Shareholders' equity:
  Preferred stock, no par value, 100,000 shares authorized;
     no shares outstanding..................................        --            --
  Common stock, no par value, 50,000,000 shares authorized;
     15,703,600 shares issued and outstanding, actual;
     18,003,600 shares issued and outstanding, as
     adjusted...............................................    67,207       109,090
  Accumulated other comprehensive loss, net of tax..........      (220)         (220)
  Retained earnings.........................................    76,503        76,503
                                                              --------      --------
          Total shareholders' equity........................   143,490       185,373
                                                              --------      --------
          Total capitalization..............................  $258,160      $258,160
                                                              ========      ========

     As of February 25, 2001, we had long-term debt and capitalized lease obligations, both including current portion, of $102.0 million and $28.6 million, respectively.

     The number of shares issued and outstanding is based upon our shares outstanding as of December 31, 2000 and excludes a total of 7,125,984 shares reserved for issuance under our stock purchase plan and stock option plans at that date. Options to purchase 3,850,872 shares of common stock at a weighted average exercise price of $9.67 per share were outstanding under our stock option plans as of December 31, 2000.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of our company as of and for each of the fiscal years in the five-year period ended December 31, 2000. The selected financial data as of and for years 1996, 1997, 1998, 1999 and 2000 are derived from our audited consolidated financial statements, which were audited by KPMG LLP. The consolidated financial statements as of year-end 1999 and 2000 and for 1998, 1999 and 2000, and the report of KPMG LLP on those financial statements, are included elsewhere in this prospectus. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. All of the fiscal years shown below had 52 weeks, except 2000, which had 53 weeks. As a result, some of the variations reflected in the following data may be attributed to the different lengths of the fiscal years.

                                                                  FISCAL YEARS
                                              ----------------------------------------------------
                                                1996       1997       1998       1999     2000(1)
                                              --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Revenues:
  Restaurant sales..........................  $162,235   $197,554   $243,416   $299,014   $373,700
  Commissary sales..........................     2,264      2,819      2,630      3,191      3,562
  Franchise revenue.........................        31         30         --         --         --
                                              --------   --------   --------   --------   --------
                                               164,530    200,403    246,046    302,205    377,262
Costs and expenses:
  Cost of restaurant sales:
     Cost of food, beverage and supplies....    58,184     68,584     84,370     99,736    121,859
     Payroll and benefits...................    50,227     60,431     73,561     90,625    115,029
     Restaurant operating costs.............    24,504     28,563     34,190     42,460     52,439
  Cost of commissary sales..................     2,156      2,642      2,479      3,013      3,341
  Advertising, general and administrative
     expenses...............................     9,370     12,932     15,533     19,235     24,480
  Depreciation and amortization(2)..........     8,141     10,331     13,452     14,060     18,202
  Preopening costs(2).......................        --         --         --      4,037      4,705
  Asset impairment(3).......................     5,110         --         --         --         --
                                              --------   --------   --------   --------   --------
                                               157,692    183,483    223,585    273,166    340,055
                                              --------   --------   --------   --------   --------
Income from operations......................     6,838     16,920     22,461     29,039     37,207
Other (income) expense:
  Interest expense, net.....................     2,588      3,459      2,801      4,174      7,398
  Litigation(4).............................     6,200         --         --         --         --
  Other, net................................        (6)      (225)      (186)        82         24
                                              --------   --------   --------   --------   --------
                                                 8,782      3,234      2,615      4,256      7,422
                                              --------   --------   --------   --------   --------
Earnings (loss) before income taxes and
  cumulative effect of change in accounting
  principle.................................    (1,944)    13,686     19,846     24,783     29,785
Income tax expense (benefit)................      (797)     4,886      6,946      8,674     10,425
                                              --------   --------   --------   --------   --------
Earnings (loss) before cumulative effect of
  change in accounting principle............    (1,147)     8,800     12,900     16,109     19,360
Cumulative effect of change in accounting
  principle, net of tax(2)..................        --         --         --     (1,348)        --
                                              --------   --------   --------   --------   --------
Net earnings (loss).........................  $ (1,147)  $  8,800   $ 12,900   $ 14,761   $ 19,360
                                              ========   ========   ========   ========   ========

                                                                  FISCAL YEARS
                                              ----------------------------------------------------
                                                1996       1997       1998       1999     2000(1)
                                              --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic earnings (loss) per common share
  before cumulative effect of change in
  accounting principle......................  $  (0.10)  $   0.71   $   0.84   $   1.04   $   1.24
Cumulative effect of change in accounting
  principle, net of tax(2)..................        --         --         --      (0.09)        --
                                              --------   --------   --------   --------   --------
Basic earnings (loss) per common share......  $  (0.10)  $   0.71   $   0.84   $   0.95   $  $1.24
                                              ========   ========   ========   ========   ========
Diluted earnings (loss) per common share
  before cumulative effect of change in
  accounting principle......................  $  (0.10)  $   0.66   $   0.79   $   0.97   $   1.17
Cumulative effect of change in accounting
  principle, net of tax(2)..................        --         --         --      (0.08)        --
                                              --------   --------   --------   --------   --------
Diluted earnings (loss) per common share....  $  (0.10)  $   0.66   $   0.79   $   0.89   $   1.17
                                              ========   ========   ========   ========   ========
Weighted average common shares outstanding--
  diluted...................................    11,714     13,361     16,392     16,656     16,525
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)...................  $(10,864)  $(11,309)  $(11,571)  $(19,411)  $(20,185)
Total assets................................   117,159    150,515    193,782    240,180    311,018
Current portion of long-term debt and
  capitalized lease obligations.............     3,309      4,621      5,429      7,013      7,574
Long-term debt and capitalized lease
  obligations, including current portion....    44,928     32,339     57,338     80,471    122,244
Total shareholders' equity..................    50,926     95,383    108,774    122,689    143,490

---------------

(1) In May 2000, we acquired two Stoney River restaurants and all associated trademarks and intellectual property for approximately $15.8 million in a cash transaction accounted for as a purchase. Accordingly, the results of operations of the two Stoney River restaurants have been included in our consolidated results of operations since the date of acquisition.
(2) During the first quarter of 1999, we adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," which requires that restaurant preopening costs be expensed rather than capitalized. Previously, we capitalized restaurant preopening costs and amortized these amounts over one year from the opening of each restaurant. The depreciation and amortization expense recorded in 1996, 1997 and 1998 included preopening cost amortization of $2.2 million, $2.4 million and $2.9 million, respectively. For 1999 and 2000, the depreciation and amortization line item does not include amortization of preopening costs. We incurred a pre-tax charge of $2.1 million, or $1.3 million net of tax, in the first quarter of 1999 as a result of this change in accounting principle.
(3) Reflects a non-cash charge of $5.1 million incurred in 1996 pursuant to the provisions of Statement of Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to reflect the differences between the fair value and net book value of certain assets.
(4) Reflects a $6.2 million charge in 1996 for litigation expenses and the settlement of litigation against us.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     We operate 146 O'Charley's restaurants in Alabama, Florida, Georgia, Illinois, Indiana, Kentucky, Mississippi, Missouri, North Carolina, Ohio, South Carolina, Tennessee and Virginia and two Stoney River restaurants in suburban Atlanta. O'Charley's are casual dining restaurants that are intended to appeal to mainstream casual dining customers as well as upscale casual dining and value oriented customers by offering high quality, freshly prepared food at moderate prices with friendly and attentive customer service. Our growth strategy for the O'Charley's concept is to continue penetrating existing and new targeted major metropolitan areas while opening new units in smaller secondary markets in close proximity to our metropolitan markets. Stoney River restaurants are upscale steakhouses that are intended to appeal to both upscale casual dining and fine dining customers by offering hand-cut, premium midwestern beef along with fresh seafood and other gourmet entrees with attentive service in a warm, friendly and relaxed environment. Our growth strategy for Stoney River is to concentrate on major metropolitan markets in the Southeast and Midwest with disciplined, controlled development and the potential to accelerate development over the next several years.

     We operate a commissary for the primary purpose of providing our restaurants with consistent quality food products that meet our specifications while obtaining lower prices for those items through volume purchasing. A substantial majority of the food products served in our restaurants are distributed to the restaurants by the commissary. In addition to purchasing food and other non-food products, the commissary manufactures certain proprietary products and ages and cuts red meat into steaks in its USDA-approved and inspected facility. We believe our commissary gives us a competitive advantage in servicing our restaurants and a financial advantage. We attribute the decreases in food cost as a percentage of our restaurant sales over the past three years, in part, to the financial leverage generated from the increased purchasing volumes and operating efficiencies of our commissary. The commissary's profits are consolidated into the cost of food, beverage and supplies line item in our financial statements.

     The following table reflects changes in the number of O'Charley's restaurants we operated during the periods presented:

O'CHARLEY'S RESTAURANTS                                       1998   1999   2000
-----------------------                                       ----   ----   ----
In operation, beginning of period...........................   82     99    117
Restaurants opened..........................................   16     18     21
Restaurant acquired from franchisee.........................    1     --     --
                                                               --    ---    ---
In operation, end of period.................................   99    117    138
                                                               ==    ===    ===

     On May 26, 2000, we purchased two existing Stoney River restaurants and all associated trademarks and intellectual property for approximately $15.8 million in a cash transaction accounted for as a purchase. Accordingly, the results of operations of the two Stoney River restaurants have been included in our consolidated results of operations since the date of acquisition. The transaction includes an earn-out provision pursuant to which we may be required to pay the former owners up to $1.25 million at the end of 2002, $1.25 million at the end of 2003, and $2.5 million at the end of 2004. The potential earn-out is based on the Stoney River Legendary Steaks concept achieving certain performance thresholds (income before taxes and preopening costs) for the year in question. Our interest expense increased as a result of the indebtedness incurred to finance the acquisition. Our depreciation and amortization increased as a result of the $10.6 million of goodwill associated with the acquisition that is being amortized over 20 years and will increase to the extent we are required to make payments to the former owners pursuant to the earn-out provision.

     We are conducting a feasibility study on franchising our O'Charley's restaurant concept and expect to have the preliminary results of that study later in 2001. Should we decide to establish franchising operations, there could be a negative effect on our results of operations. See "Risk Factors -- We may experience higher operating costs, which would adversely affect our operating results if we cannot increase menu prices to cover them."

     Revenues consist of restaurant sales and to a lesser extent commissary sales. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Commissary sales represent sales to outside parties consisting primarily of sales of O'Charley's branded food items, primarily salad dressings, to retail grocery chains, mass merchandisers and wholesale clubs.

     Cost of food, beverage and supplies primarily consists of the costs of beef, poultry, seafood, produce and alcoholic and non-alcoholic beverages. We believe our menu offers a broad selection of menu items and as a result there is not a high concentration of our food costs in any one product category. Various factors beyond our control, including adverse weather, cause periodic fluctuations in food and other costs. Generally, temporary increases in these costs are not passed on to customers; however, we have in the past generally adjusted menu prices to compensate for increased costs of a more permanent nature.

     Payroll and benefits include payroll and related costs and expenses directly relating to restaurant level activities including restaurant management salaries and bonuses, hourly wages for restaurant level employees, payroll taxes, workers' compensation, various health, life and dental insurance programs, vacation expense and sick pay. We have an incentive bonus plan that compensates restaurant management for achieving and exceeding certain restaurant level financial targets and performance goals. We typically pay our employees more than minimum wage and do not expect an immediate adverse effect on our financial performance from any further increase in the federal minimum wage rate. However, as in prior years, we do expect that overall wage inflation will be higher for several years following any minimum wage increase. As Congress has raised the federal minimum wage rate in recent years, the base wage rate for our tipped employees has remained at $2.13. Any increase to the base wage rate for our tipped employees would increase payroll costs.

     Restaurant operating costs include occupancy and other expenses at the restaurant level, except property and equipment depreciation and amortization. Rent, supervisory salaries, bonuses and expenses, management training salaries, general liability and property insurance, property taxes, utilities, repairs and maintenance, outside services and credit card fees account for the major expenses in this category. Utility costs began to significantly increase in December 2000. We anticipate continued utility rate increases in 2001, which would increase our restaurant operating costs. Recently, there have been increasing concerns over outbreaks of "mad cow" and "foot and mouth" disease, which could result in an increase in our meat costs. In October 2000, we entered into agreements providing for a five-year synthetic lease facility pursuant to which the lessor has agreed to acquire and finance construction of up to $25.0 million of properties and lease the properties to us. We are also evaluating a possible sale and leaseback facility pursuant to which the lessor would acquire certain of our restaurant properties and then lease those properties to us. To the extent that proceeds from any sale and leaseback transaction are used to repay indebtedness under our revolving credit facility, this would reduce our interest expense. We would incur additional rent expense, however, which would increase our restaurant operating costs and decrease our restaurant operating income.

     Restaurant operating income is defined as restaurant sales less cost of restaurant sales. Cost of restaurant sales, for purposes of this discussion, consists of cost of food, beverage and supplies, payroll and benefits and restaurant operating costs.

     Advertising, general and administrative expenses include all advertising and home office administrative functions that support the existing restaurant base and provide the infrastructure for future growth. Advertising, executive management and support staff salaries, bonuses and related expenses, data processing, legal and accounting expenses and office expenses account for the major expenses in this category.

     Depreciation and amortization primarily includes depreciation on property and equipment calculated on a straight-line basis over an estimated useful life and, prior to 1999, included amortization of preopening costs for new restaurants, which included costs of hiring and training the initial staff and certain other costs. Depreciation and amortization also includes amortization of goodwill, which relates primarily to the acquisition of the Stoney River concept. Our depreciation and amortization increased as a result of the $10.6 million of goodwill incurred in connection with our May 2000 acquisition of the Stoney River Legendary Steaks concept. Depreciation and amortization for goodwill associated with the acquisition will increase to the extent we are required to make payments pursuant to the earn-out provision discussed above.

     Preopening costs include operating costs and expenses incurred prior to a new restaurant opening. In the first quarter of 1999, we began expensing preopening costs in the period incurred in accordance with SOP 98-5. Prior to the adoption of SOP 98-5, preopening costs were capitalized and amortized over one year. Our current practice of expensing preopening costs may cause fluctuations in our results of operations from quarter to quarter and year to year depending on when those costs are incurred. See "Risk Factors -- Fluctuations in our operating results and other factors may result in decreases in our stock price." We recognized a charge for the cumulative effect of this change in accounting policy in the first quarter of 1999. Starting in 1999, we began reflecting our preopening costs on a separate line item labeled "preopening costs" on the statement of earnings rather than reporting these costs in the depreciation and amortization line item. The amount of preopening costs incurred in any one year includes costs incurred during the year for restaurants opened and under development. We incurred average preopening costs of approximately $220,000 for each new O'Charley's restaurant opened during 2000. We anticipate higher preopening costs for each Stoney River restaurant we open as compared to the average preopening costs for an O'Charley's restaurant.

     The following information should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following table reflects our operating results for 1998, 1999 and 2000 as a percentage of total revenues unless otherwise indicated. Fiscal year 2000 was comprised of 53 weeks. Fiscal years 1998 and 1999 were each comprised of 52 weeks. As a result, some of the variations reflected in the following data may be attributed to the different lengths of the fiscal years.

                                                              1998     1999     2000
                                                              -----    -----    -----
Revenues:
  Restaurant sales..........................................   98.9%    98.9%    99.1%
  Commissary sales..........................................    1.1      1.1      0.9
                                                              -----    -----    -----
                                                              100.0%   100.0%   100.0%
                                                              =====    =====    =====
Costs and expenses
  Cost of restaurant sales:
    Cost of food, beverage and supplies(1)..................   34.7%    33.4%    32.6%
    Payroll and benefits(1).................................   30.2     30.3     30.8
    Restaurant operating costs(1)...........................   14.0     14.2     14.0
                                                              -----    -----    -----
         Total cost of restaurant sales(1)..................   78.9%    77.9%    77.4%
                                                              =====    =====    =====
  Restaurant operating margin(2)............................   21.1%    22.1%    22.6%
  Cost of commissary sales(3)...............................   94.3%    94.4%    93.8%
  Advertising, general and administrative expenses..........    6.3%     6.4%     6.5%
  Depreciation and amortization.............................    5.5%     4.7%     4.8%
  Preopening costs..........................................     --      1.3%     1.2%

Income from operations......................................    9.1%     9.6%     9.9%
  Interest expense, net.....................................    1.1      1.4      2.0
  Other, net................................................   (0.1)     0.0      0.0
                                                              -----    -----    -----
Earnings before income taxes and cumulative effect of change
  in accounting principle...................................    8.1      8.2      7.9
Income taxes................................................    2.8      2.9      2.8
                                                              -----    -----    -----
Earnings before cumulative effect of change in accounting
  principle.................................................    5.2      5.3      5.1
Cumulative effect of change in accounting principle, net of
  tax.......................................................     --     (0.4)      --
                                                              -----    -----    -----
Net earnings................................................    5.2%     4.9%     5.1%
                                                              =====    =====    =====

---------------

(1) As a percentage of restaurant sales.
(2) Reflects restaurant sales less cost of restaurant sales, expressed as a percentage of restaurant sales.
(3) As a percentage of commissary sales.

FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999

     Total revenues in 2000 increased $75.1 million, or 24.8%, to $377.3 million from $302.2 million in 1999 primarily as a result of an increase in restaurant sales of $74.7 million, or 25.0%. The increase in restaurant sales was attributable to the addition of 21 new O'Charley's restaurants, an increase in same store sales of 2.6%, the additional week of sales as 2000 was comprised of 53 weeks compared to 52 weeks in 1999, and the inclusion of Stoney River restaurant sales following their acquisition in May 2000. In March 2000, we increased menu prices by approximately 2.0%.

     Cost of food, beverage and supplies in 2000 increased $22.1 million, or 22.2%, to $121.9 million from $99.7 million in 1999. As a percentage of restaurant sales, cost of food, beverage and supplies decreased to 32.6% in 2000 from 33.4% in 1999. We attribute these lower food cost percentages primarily to three factors: a menu price increase in March 2000, which increased the average check; a decrease in the cost of several food items; and improved purchasing and operating efficiencies in our restaurants and commissary. These improvements were partially offset by the inclusion of the Stoney River restaurants which we acquired in May 2000 and which have a higher cost of food, beverage and supplies as a percentage of sales, and an increase in poultry, red meat and baby back rib costs. We anticipate increases in red meat costs in 2001. There can be no assurance that events outside our control will not result in increased costs in other food and other items.

     Payroll and benefits increased $24.4 million, or 26.9%, to $115.0 million in 2000 from $90.6 million in 1999. Payroll and benefits as a percentage of restaurant sales increased to 30.8% in 2000 from 30.3% in 1999. The increase was attributable to increasing wage rates and salaries for restaurant support staff and management along with higher workers compensation and health insurance costs in 2000. Those higher wages and salaries were partially offset by economies achieved from higher average restaurant sales volumes and reduced turnover rates for our hourly employees. Our markets generally have low unemployment rates and we compete with other restaurants for employees. We anticipate continued wage rate increases in 2001.

     Restaurant operating costs in 2000 increased $10.0 million, or 23.5%, to $52.4 million from $42.5 million in 1999. Restaurant operating costs, as a percentage of restaurant sales, decreased to 14.0% in 2000 from 14.2% in 1999. This decrease was primarily attributable to economies achieved from higher average restaurant sales volumes. Utility costs began to significantly increase in December 2000. We anticipate continued utility rate increases in 2001, which would increase our restaurant operating costs.

     Restaurant operating income increased 27.5% to $84.4 million in 2000 from $66.2 million in 1999. Restaurant operating margin, which reflects restaurant operating income expressed as a percentage of restaurant sales, improved to 22.6% in 2000 from 22.1% in 1999. This improvement was due primarily to decreases in food and beverage costs as a percentage of restaurant sales.

     Advertising, general and administrative expenses increased $5.2 million, or 27.3%, to $24.5 million in 2000 from $19.2 million in 1999. As a percentage of total revenues, advertising, general and administrative expenses increased to 6.5% in 2000 from 6.4% in 1999. Advertising expenditures increased 15.5% to $9.5 million in 2000 from $8.2 million in 1999 and, as a percentage of total restaurant sales, decreased to 2.5% in 2000 from 2.8% in 1999. Stoney River restaurants rely primarily on word of mouth to attract new customers rather than advertising. O'Charley's advertising, as a percentage of O'Charley's restaurant sales, was 2.6% in 2000 compared to 2.8% in 1999. General and administrative expenses increased 36.1% to $15.0 million in 2000 from $11.0 million in 1999, and as a percentage of total revenues, increased to 4.0% in 2000 from 3.6% in 1999. The increase in general and administrative expenses resulted from the inclusion of the Stoney River restaurants acquired in May 2000 and increased salary, bonus and legal expenses.

     Depreciation and amortization in 2000 increased $4.1 million, or 29.5%, to $18.2 million from $14.1 million in 1999. As a percentage of total revenues, depreciation and amortization increased to 4.8% in 2000 from 4.7% in 1999. The increase in depreciation expense was primarily attributable to the growth in the number of new restaurants, capital expenditures for improvements to existing restaurants and the amortization of goodwill associated with the acquisition in May 2000 of the Stoney River Legendary Steaks concept.

     Preopening costs, excluding the one-time cumulative adjustment made in 1999 for the change in accounting principle as measured under SOP 98-5, increased 16.6% in 2000 to $4.7 million from $4.0 million in 1999. As a percentage of total revenues, preopening costs decreased to 1.2% in 2000 from 1.3% in 1999.

     Income from operations increased $8.2 million, or 28.1%, to $37.2 million in 2000 from $29.0 million in 1999.

     Interest expense, net increased $3.2 million in 2000 to $7.4 million from $4.2 million in 1999. The increase was primarily related to the increased borrowings due to the addition of new restaurants and the acquisition of the Stoney River Legendary Steaks concept. Additionally, our weighted average interest rate on borrowed funds increased to 7.4% in 2000 from 6.2% in 1999 due to increases in LIBOR.

     Earnings before income taxes and cumulative effect of change in accounting principle for 2000 increased $5.0 million, or 20.2%, to $29.8 million from $24.8 million in 1999.

     The cumulative effect of the change in accounting principle, net of tax, recorded in the first quarter of 1999 and included in 1999 results, represented the write-off of unamortized preopening costs in accordance with SOP 98-5. The $2.1 million of unamortized preopening costs remaining on our balance sheet at December 27, 1998 was written off in this one-time adjustment. After adjusting for the tax benefit, the net cumulative effect was $1.3 million.

FISCAL YEAR 1999 COMPARED WITH FISCAL YEAR 1998

     Total revenues in 1999 increased $56.2 million, or 22.8%, to $302.2 million from $246.0 million in 1998 primarily as a result of an increase in restaurant sales of $55.6 million, or 22.9%. The increase in restaurant sales was attributable to the addition of 18 new O'Charley's restaurants and an increase in same store sales of 3.1%. In March 1999, we increased menu prices by approximately 2.0%.

     Cost of food, beverage and supplies in 1999 increased $15.4 million, or 18.2%, to $99.7 million from $84.4 million in 1998. As a percentage of restaurant sales, cost of food, beverage and supplies decreased to 33.4% in 1999 from 34.7% in 1998. We attribute these lower food cost percentages primarily to three factors: we increased menu prices in March 1999, which increased the average check; the cost of several food items decreased; and we improved our purchasing and operating efficiencies in our restaurants and commissary. These improvements were partially offset by an increase in red meat costs.

     Payroll and benefits increased $17.1 million, or 23.2%, to $90.6 million in 1999 from $73.6 million in 1998. Payroll and benefits as a percentage of restaurant sales increased slightly to 30.3% in 1999 from 30.2% in 1998. The increase was attributable to higher restaurant level bonuses and increasing wage rates and salaries for restaurant support staff and management in 1999. Those higher wages and salaries were partially offset by economies achieved from higher average restaurant sales volumes, reduced turnover rates for our hourly employees and from certain employee benefit cost reductions.

     Restaurant operating costs in 1999 increased $8.3 million, or 24.2%, to $42.5 million from $34.2 million in 1998. Restaurant operating costs, as a percentage of restaurant sales, increased to 14.2% in 1999 from 14.0% in 1998. This increase was primarily attributable to an increase in management training salaries and benefits related to the hiring and training of new restaurant managers assigned to restaurants opening in 2000. Additionally, we entered two new metropolitan markets in 1999, Charlotte, North Carolina in the first quarter and Columbus, Ohio in the second quarter, which increased certain supervision costs. Typically, we incur higher initial supervision and other operating costs when entering new markets. We did not enter any new metropolitan markets in 1998.

     Restaurant operating income increased 29.1% to $66.2 million in 1999 from $51.3 million in 1998. Restaurant operating margin improved to 22.1% in 1999 from 21.1% in 1998. This improvement was due primarily to decreases in food and beverage costs as a percentage of sales.

     Advertising, general and administrative expenses increased $3.7 million, or 23.8%, to $19.2 million in 1999 from $15.5 million in 1998. As a percentage of total revenue, advertising, general and administrative expenses increased to 6.4% from 6.3%. Advertising expenditures increased 25.1% to $8.2 million in 1999 from $6.6 million in 1998 and, as a percentage of total restaurant sales, increased to 2.8% in 1999 from 2.7% in 1998. General and administrative expenses increased 22.9% to $11.0 million in 1999 from $9.0 million in 1998, and as a percentage of total revenues, remained at 3.6% in 1999.

     Depreciation and amortization in 1999 increased $608,000, or 4.5%, to $14.1 million from $13.5 million in 1998. We adopted SOP 98-5 in the first quarter of 1999, which requires preopening costs to be expensed as incurred. Previously, we capitalized preopening costs and amortized these amounts over one year from the opening of each restaurant. The depreciation and amortization expense recorded in 1998 included preopening cost amortization of $2.9 million. Since the beginning of 1999, preopening costs have been recorded in a separate line item and the depreciation and amortization line, beginning in 1999, no longer includes any preopening cost amortization. Excluding the preopening cost amortization, depreciation expense in 1999 increased $3.5 million, or 33.2%, to $14.1 million from $10.6 million in 1998. The increase in depreciation expense was primarily attributable to additional capital expenditures for new restaurants and improvements to existing restaurants.

     Preopening costs, excluding the one-time cumulative adjustment for the change in accounting principle as measured under SOP 98-5, were $4.0 million in 1999. As a percentage of total revenue, preopening costs were 1.3% in 1999, compared to preopening cost amortization of 1.2% in 1998.

     Income from operations increased $6.6 million, or 29.3%, to $29.0 million in 1999 from $22.5 million in 1998.

     Interest expense, net increased $1.4 million in 1999 to $4.2 million from $2.8 million in 1998. The increase was primarily related to the increased borrowings under our revolving credit facility. During the fourth quarter of 1997, we reduced our long-term debt by $34.7 million with the net proceeds received from the sale of common stock, which reduced interest expense in 1998.

     Earnings before income taxes and cumulative effect of change in accounting principle for 1999 increased $4.9 million, or 24.9%, to $24.8 million from $19.8 million in 1998.

     The cumulative effect of the change in accounting principle, net of tax, recorded in the first quarter of 1999 and included in 1999 results, represented the write-off of unamortized preopening costs in accordance with SOP 98-5. The $2.1 million of unamortized preopening costs remaining on our balance sheet at December 27, 1998 was written off in this one-time adjustment. After adjusting for the tax benefit, the net cumulative effect was $1.3 million.

QUARTERLY FINANCIAL AND RESTAURANT OPERATING DATA

     The following is a summary of certain unaudited quarterly results of operations data for each of the last three fiscal years. For accounting purposes, the first quarter consists of 16 weeks and the second, third and fourth quarters each consist of 12 weeks (13 weeks in the fourth quarter of 2000 because it was a 53-week year). As a result, some of the variations reflected in the following table may be attributed to the different lengths of the fiscal quarters.

                                                             FIRST       SECOND       THIRD      FOURTH
                                                            QUARTER      QUARTER     QUARTER     QUARTER
                                                           ----------   ---------   ---------   ---------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
  Revenues...............................................   $ 70,961     $56,589     $58,251     $60,245
  Income from operations.................................   $  6,122     $ 5,325     $ 5,278     $ 5,736
  Net earnings...........................................   $  3,463     $ 3,083     $ 3,047     $ 3,307
  Basic earnings per common share........................   $   0.23     $  0.20     $  0.20     $  0.21
  Diluted earnings per common share......................   $   0.21     $  0.19     $  0.19     $  0.20
  Restaurants in operation, end of quarter...............         87          92          96          99
1999
  Revenues...............................................   $ 87,849     $70,225     $72,148     $71,983
  Income from operations.................................   $  8,084     $ 6,590     $ 6,894     $ 7,472
  Earnings before cumulative change in accounting
     principle...........................................   $  4,470     $ 3,629     $ 3,821     $ 4,190
  Net earnings...........................................   $  3,122     $ 3,629     $ 3,821     $ 4,190
  Basic earnings per common share:
     Earnings before change in accounting principle......   $   0.29     $  0.24     $  0.25     $  0.27
     Net earnings........................................   $   0.20     $  0.24     $  0.25     $  0.27
  Diluted earnings per common share:
     Earnings before change in accounting principle......   $   0.27     $  0.22     $  0.23     $  0.25
     Net earnings........................................   $   0.19     $  0.22     $  0.23     $  0.25
  Restaurants in operation, end of quarter...............        106         111         114         117
2000
  Revenues...............................................   $106,298     $85,411     $89,145     $96,408
  Income from operations.................................   $ 10,549     $ 8,225     $ 8,419     $10,014
  Net earnings...........................................   $  5,689     $ 4,265     $ 4,257     $ 5,149
  Basic earnings per common share........................   $   0.37     $  0.27     $  0.27     $  0.33
  Diluted earnings per common share......................   $   0.35     $  0.26     $  0.26     $  0.31
  Restaurants in operation, end of quarter...............        125         131         135         138

     There is a small degree of seasonality to our business, with average weekly sales being slightly lower in the winter months. However, because our first fiscal quarter consists of 16 weeks, the effect of such seasonality is not necessarily reflected in the quarterly financial results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary sources of capital have historically been cash provided by operations, borrowings under our revolving credit facility and capitalized lease obligations. Our principal capital needs arise primarily from the purchase and development of new restaurants, equipment replacement and improvements to existing restaurants.

     Cash provided by operations was $40.0 million in 2000, compared to $37.5 million in 1999 and $25.2 million in 1998. Our working capital has historically reflected current liabilities in excess of current assets due to cash reinvestments in long-term assets, mostly property and equipment additions. At December 31, 2000, the working capital deficiency was $20.2 million and the current ratio, which we define as current assets divided by current liabilities, was 0.5 to 1. The total net decrease in cash was $626,000 in 2000.

     Net borrowings under our revolving credit facility in 2000 were $38.0 million which increased the amount outstanding under our revolving credit facility from $54.0 million at year-end 1999 to $92.0 million at year-end 2000. The weighted average interest rate on the outstanding borrowings under the facility during 2000 was 7.4%. Our revolving credit facility provides for a maximum borrowing capacity of $135.0 million; however, the maximum borrowing capacity under our revolving credit facility is reduced by amounts financed under our synthetic lease facility described below. Our revolving credit facility matures on May 31, 2003. Our revolving credit facility imposes restrictions on us with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, sale of assets, mergers and the payment of dividends.

     On October 10, 2000, we entered into agreements providing for a five-year synthetic lease facility pursuant to which the lessor has agreed to acquire or construct up to $25.0 million of properties and lease the properties to us. The terms of the facility provide for a separate operating lease agreement to be entered into for each property upon completion of acquisition or construction, each with a lease term ending October 10, 2005. Monthly rental payments for each property lease are based on the total costs advanced by the lessor to acquire or construct such property, and the amount of those payments varies based upon the floating interest rate in effect from time to time under our revolving credit facility. At December 31, 2000, the monthly lease payment for these properties was based on an interest rate of 7.5%, and the lessor's total accumulated cost of properties acquired under the facility was approximately $6.0 million. The lease facility requires us to meet certain financial and other covenants similar to the covenants and restrictions contained in our revolving credit facility. The acquisition and construction costs paid by the lessor under the synthetic lease facility reduce the maximum borrowing capacity under our $135.0 million revolving credit facility as described above.

     Upon the expiration of the synthetic lease facility, we may seek to renew the facility. Any renewal of the facility requires the lessor's consent. If we are unable to or choose not to renew the facility, we have the option to sell the properties to third parties on behalf of the lessor, surrender the properties to the lessor or purchase the properties at their original cost. If we sell the properties to third parties for less than their aggregate original cost, we are obligated, under a residual value guarantee, to pay the lessor an amount equal to any shortfall, not to exceed 85% of the aggregate original cost of the properties. To the extent the aggregate sales proceeds exceed the aggregate original cost of the properties, the lessor is required to remit any excess to us. If we surrender the properties to the lessor, we are obligated, under our residual value guarantee, to pay the lessor an amount equal to 85% of the aggregate original cost of such properties. If the lessor later sells such properties to third parties, the lessor must remit the sales proceeds to us to the extent the sale proceeds, plus the amount of our residual value guarantee payment, exceeds the aggregate original cost of the properties. There can be no assurance that we will be able to renew the facility or sell the properties to third parties, and we will require substantial additional financing if we purchase these properties or surrender the properties to the lessor upon the expiration of the synthetic lease facility. We believe that the anticipated fair value of the properties currently leased under this facility could eliminate or substantially reduce our exposure under the residual value guarantee with respect to those properties. However, there can be no assurance that we will not be required to make substantial payments to satisfy this guarantee or the guarantee on any other properties that may be constructed or purchased by the lessor in the future under this facility.

     In 2000, we repaid $7.0 million in principal on our capitalized lease obligations. Additionally, we financed $10.9 million in restaurant equipment through new capitalized lease obligations.

     On September 2, 1998, our board of directors approved the repurchase of up to 5.0% of our outstanding common stock. As of December 31, 2000, approximately 311,000 shares, or 2.0% of our outstanding stock, had been repurchased. Approximately 52,000 shares were repurchased in 2000.

     On May 26, 2000, we purchased two existing Stoney River Legendary Steaks restaurants and all associated trademarks and intellectual property for approximately $15.8 million. The transaction includes an earn-out provision pursuant to which we may be required to pay the former owners up to $1.25 million at the end of 2002, $1.25 million at the end of 2003, and $2.5 million at the end of 2004. The potential earn-out is based on the Stoney River Legendary Steaks concept achieving certain performance thresholds (income before taxes and preopening costs) for such year.

     Property and equipment expenditures, excluding the acquisition cost for the two existing Stoney River restaurants, were $67.7 million in 2000, including $10.9 million of equipment acquired under capital leases. These expenditures were made primarily for 21 new O'Charley's restaurants opened during the year, restaurants under construction at December 31, 2000, the expansion of our commissary facilities and improvements to existing restaurants.

     We have budgeted approximately $68.0 million to $72.0 million in 2001 for capital expenditures for the planned 24 to 25 new O'Charley's restaurants, improvements to existing O'Charley's restaurants, expansion of the Stoney River Legendary Steaks concept, including the two Stoney River restaurants under development and expansion of our commissary facilities. From January 1, 2001 through February 25, 2001, we incurred approximately $11.8 million in capital expenditures. There can be no assurance that actual capital expenditures in 2001 will not vary significantly from budgeted amounts based upon a number of factors, including the timing of additional purchases of restaurant sites. We expect to finance these capital expenditures with operating cash flows, borrowings under our revolving credit facility and capitalized lease obligations. We intend to continue financing the furniture, fixtures and equipment for our new restaurants primarily with capitalized lease obligations and to finance the acquisition and construction of certain properties with our synthetic lease facility.

     We are currently evaluating a possible sale and leaseback facility pursuant to which we would sell some of the 88 restaurant properties at which we own the land and building and then lease those properties from the buyer. We currently anticipate that proceeds from the sale would be used primarily to repay indebtedness under our revolving credit facility. We cannot assure you that we will enter into a sale and leaseback facility or, if we do so, the number of restaurant properties that we may sell or the terms of the leases pursuant to which we lease properties from the buyer.

     We believe that available cash, cash generated from operations and borrowings under our revolving credit facility, after giving effect to the use of the net proceeds of this offering as described in "Use of Proceeds," capitalized lease obligations and our synthetic lease facility will be sufficient to finance our operations and expected capital outlays for at least the next 12 months. Our growth strategy includes possible acquisitions or strategic joint ventures. Any acquisitions, joint ventures or other growth opportunities may require additional external financing, and we may from time to time seek to obtain additional funds from a public or private issuance of equity or debt securities. There can be no assurances that such sources of financing will be available to us.

IMPACT OF INFLATION

     The impact of inflation on the cost of food, labor, equipment, land and construction costs could adversely affect our operations. A majority of our employees are paid hourly rates related to federal and state minimum wage laws. As a result of increased competition and the low unemployment rates in the markets in which our restaurants are located, we have continued to increase wages and benefits in order to attract and retain management personnel and hourly employees. In addition, most of our leases require us to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. Utility costs began to significantly increase in December 2000, although these increases had only a minimal effect on our results of operations in 2000. We anticipate continued utility rate increases in 2001, which could have a material impact on our results of operations. We attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at our restaurants.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

     In March 2000, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25." This interpretation provides guidance for issues that have arisen in applying APB

Opinion No. 25, "Accounting for Stock Issued to Employees." Our existing accounting policies conformed to the requirements of FASB Interpretation No. 44; therefore, adoption of this interpretation did not impact our results of operations, cash flows or financial position.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on recognition, presentation and disclosure of revenues in financial statements. We adopted SAB No. 101, as amended by the SEC, in the fourth quarter of 2000. Our existing accounting policies conformed to the requirements of SAB 101; therefore, adoption of this guidance did not impact our results of operations, cash flows or financial position.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was later amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, requires recognition of the fair value of all derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), on the balance sheet and establishes new accounting rules for hedging activities. We were required to adopt SFAS No. 133, as amended, on January 1, 2001 and the adoption did not impact our results of operations, cash flows or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. We currently utilize a balanced mix of debt maturities along with both fixed-rate and variable-rate debt to manage our exposure to changes in interest rates. Our fixed-rate debt consists primarily of capitalized leases and our variable-rate debt consists primarily of our revolving credit facility. In addition, lease payments under our synthetic lease facility are and will continue to be at variable rates based upon prevailing interest rates.

     As an additional method of managing our interest rate exposure on our revolving credit facility, at certain times we enter into interest rate swap agreements whereby we agree to pay over the life of the swaps a fixed interest rate payment on a notional amount and in exchange we receive a floating rate payment calculated on the same amount over the same time period. The fixed interest rates are dependent upon market levels at the time the swaps are consummated. The floating interest rates are generally based on the monthly LIBOR rate and rates are typically reset on a monthly basis, which is intended to coincide with the pricing adjustments on our revolving credit facility. At December 31, 2000, we did not have any swaps in place. We currently have in effect $70.0 million in swaps at an average fixed rate of 4.98%, $50.0 million of which mature in December 2001, $10.0 million of which mature in January 2004 and $10.0 million of which mature in January 2006.

                                    BUSINESS

     We operate 146 O'Charley's restaurants in Alabama, Florida, Georgia, Illinois, Indiana, Kentucky, Mississippi, Missouri, North Carolina, Ohio, South Carolina, Tennessee and Virginia and two Stoney River restaurants in suburban Atlanta. O'Charley's is a leading casual dining restaurant concept known for its high quality, freshly prepared food, moderate prices and friendly and attentive customer service. Our company was formed in May 1984 when we acquired the original O'Charley's restaurant in Nashville, Tennessee, and we went public in July 1990. In 1996, our current senior management team was put in place and undertook a comprehensive evaluation of the O'Charley's concept. As a result of that evaluation, we established a corporate objective of providing a superior casual dining experience for our customers while staying dedicated to growth and profitability. Since the end of 1996, we have grown from 69 O'Charley's restaurants to our current level of 146 O'Charley's restaurants, while achieving 19 consecutive quarters of same store sales growth.

INDUSTRY OVERVIEW

     Based upon National Restaurant Association, or NRA, data, the United States restaurant industry has experienced nearly a decade of real sales growth. According to NRA data, real sales, which the NRA defines as sales as adjusted for inflation, grew by an estimated 3.2% in 2000, the highest level achieved since 1988.

     According to a recent study compiled by the NRA, sales at full-service restaurants in the United States were projected to be approximately $134 billion in 2000 and are projected to reach $143 billion in 2001, an increase of approximately 6.6%, representing one of the fastest growing sectors in the domestic food service industry. Within the consumer food industry, we believe that a shift has occurred from the consumption of "food-at-home" to the purchase of "food-away-from-home," driven by demographic, economic and lifestyle trends. According to data compiled by an industry market research firm, from 1972 through 1999 consumer purchases of "food-at-home" in the United States grew at a compound annual rate of approximately 5.7%, while consumer purchases of "food-away-from-home" in the United States grew at a compound annual rate of approximately 7.5%. Likewise, this data indicates that consumer purchases of "food-away-from-home" grew from approximately 37.3% of total consumer food purchases in the United States in 1972 to approximately 48.6% in 1999. We believe that these favorable demographic trends are attributable to, among other things, the rise in the number of women in the workplace and dual income families. We believe that these trends have contributed to more demand for casual dining as families have more discretionary dollars to spend eating out and have less time to prepare meals at home.

THE O'CHARLEY'S CONCEPT

     O'Charley's restaurants provide fresh, high quality food in a relaxed, friendly atmosphere. Our goal is to differentiate our O'Charley's restaurants by exceeding customer expectations as to the quality of food and the friendliness of service. The key elements of the O'Charley's concept include the following:

     Offer High-Quality, Freshly Prepared American Fare. The O'Charley's menu is mainstream, but innovative and distinctive in taste. The O'Charley's menu features approximately 45 items including USDA Choice hand-cut and aged steaks, baby-back ribs basted with our own tangy BBQ sauce, chicken that is always fresh and never frozen, fresh salmon and grilled tuna with a spicy ginger sauce, a variety of fresh-cut salads with special recipe salad dressings and O'Charley's signature caramel pie. All entrees are made from original recipes, are cooked to order and feature two side items in addition to our hot, freshly-baked yeast rolls. O'Charley's restaurants are open seven days a week and serve lunch, dinner and Sunday brunch. Specialty menu items include "limited-time" promotions, O'Charley's Express Lunch, daily special selections and a special kids menu. We are continually developing new menu items for our O'Charley's restaurants to respond to changing customer tastes and preferences.

     Provide an Attractive Price-to-Value Relationship. We believe that the pricing strategy for our O'Charley's restaurants, as well as the generous portions we serve, create an attractive price-to-value relationship. This strategy, coupled with our high food quality, is intended to appeal to a broad spectrum of customers from a diverse income base, including mainstream casual dining customers, as well as upscale casual dining and value oriented customers. Lunch entrees range in price from $6.49 to $7.99, with dinner entrees ranging from $6.49 to $16.99. In 2000, the average check per customer, including beverages, was $9.45 for lunch and $12.32 for dinner.

     Ensure a Superior Dining Experience. Our strategy stresses providing prompt, friendly and attentive service to ensure customer satisfaction. Our strategy is to staff each restaurant with an experienced management team that is dedicated to enhancing customer satisfaction and to keep our table-to-server ratios low. In order to promote customer satisfaction, we adopted the following strategy, which we refer to as "The Promise:"

     - create a friendly, warm environment;

     - provide prompt food and service;

     - present a clean, professional appearance; and

     - have the knowledge needed to give each guest the best dining experience possible.

     Our management team, including area supervisors, district directors, regional directors and home office personnel, visit our restaurants frequently in order to reinforce our commitment to customer service to our restaurant level managers and hourly employees and communicate with and receive feedback from customers. We also employ a "mystery shopper" program to independently monitor quality control in areas such as timeliness of service, atmosphere, employee attitude and food quality. Through the use of customer surveys, we receive valuable feedback on our restaurants and, where appropriate, respond promptly to customer comments in order to demonstrate our continuing dedication to customer satisfaction.

     Create a Casual, Neighborhood Atmosphere Through Our Restaurant Design. We seek to create a casual, neighborhood atmosphere in our O'Charley's restaurants through an open layout and exposed kitchen and by tailoring the decor of our restaurants to the local community. The prototypical O'Charley's restaurant is a free-standing brick building containing approximately 6,750 internal square feet and seating for approximately 290 customers, including approximately 70 bar seats. The exterior features old-style red brick, bright red and green neon borders, multi-colored awnings and attractive landscaping. The interior is open, casual and well lighted and features warm woods, exposed brick, color prints and hand-painted murals depicting local history, people, places and events. In addition, the kitchen design provides flexibility in the types of food items that can be prepared so that we can adapt to changing customer tastes and preferences. We periodically update the interior and exterior of our restaurants to reflect refinements in the concept and respond to changes in customer tastes and preferences.

     Provide an Attractive Operating Environment for Our Employees. We believe that a well-trained, highly-motivated restaurant management team is critical to achieving our operating objectives. Our training and compensation systems are designed to create accountability at the restaurant management level for the performance of each restaurant. We invest significant resources to train, motivate and educate our restaurant level managers and hourly employees and operate an approximately 9,500 square foot management training facility at our home office in Nashville, Tennessee. Each new manager participates in a comprehensive 11-week training program that combines hands-on experience in one of our training restaurants and instruction at the training facility. To instill a sense of ownership, a large portion of the compensation of our restaurant level managers is based upon restaurant operating results, employee turnover and mystery shopper reports. This focus on restaurant level operations is intended to create a "single store mentality" and provide an incentive for managers to improve same store sales and restaurant operating results. We believe our strong focus on employee satisfaction has resulted in a decrease in our employee turnover rate in each of the past four years.

     Leverage Our Commissary Operations. We operate an approximately 220,000 square foot commissary in Nashville, Tennessee through which we purchase and distribute a substantial majority of the food products and supplies for our restaurants. The commissary operates a USDA-approved and inspected facility at which we age and cut our beef and a production facility at which we prepare the yeast rolls, salad dressings and sauces served in our O'Charley's restaurants. We believe our commissary enhances restaurant operations by maintaining consistent food quality, helping to ensure reliable distribution services to our restaurants and simplifying our restaurant managers' food cost management responsibilities. We attribute the decreases in food cost as a percentage of our restaurant sales over the past three years, in part, to the financial leverage generated from the increased purchasing volumes and operating efficiencies of our commissary. We have recently completed an expansion of our commissary facilities to add approximately 15,500 square feet of refrigerated storage and 36,000 square feet of production facilities, which we believe will enable us to meet a substantial majority of the distribution needs of our existing and planned restaurants for the next several years.

     Pursue Disciplined Growth Strategy. During 2000, we opened 21 new O'Charley's restaurants in the following markets:

Atlanta, Georgia (2)                   Hopkinsville, Kentucky
Birmingham, Alabama                    Lynchburg, Virginia
Burlington, North Carolina             Mobile, Alabama
Champaign, Illinois                    Morristown, Tennessee
Charlotte, North Carolina (2)          Nashville, Tennessee
Columbia, South Carolina               O'Fallon, Illinois
Columbus, Ohio (3)                     Prattville, Alabama
Florence, Alabama                      St. Louis, Missouri
Hickory, North Carolina

     We have opened eight new O'Charley's restaurants to date in 2001 in the following markets:

Atlanta, Georgia                       Kingsport, Tennessee
Charleston, South Carolina             Panama City, Florida
Charlotte, North Carolina              St. Louis, Missouri
Columbus, Ohio                         Springfield, Illinois

     We plan to open 16 to 17 additional O'Charley's restaurants in the remainder of 2001.

     We intend to continue to develop new O'Charley's restaurants in our target markets, primarily in the Southeast and Midwest. Our target markets include both metropolitan markets and smaller markets in close proximity to metropolitan markets where we have a significant presence. Our strategy is to cluster our new restaurants to enhance supervisory, marketing and distribution efficiencies.

     Management devotes significant time and resources to analyzing prospective restaurant sites and gathering appropriate cost, demographic and traffic data. We utilize an in-house construction and real estate department to develop architectural and engineering plans and to oversee new construction. While we prefer to develop restaurants based on our prototype O'Charley's restaurant, we from time to time develop O'Charley's restaurants in existing buildings. Our ability to remodel an existing building into an O'Charley's restaurant can permit greater accessibility to quality sites in more developed markets.

THE STONEY RIVER LEGENDARY STEAKS CONCEPT

     Stoney River restaurants are upscale steakhouses that are intended to appeal to both upscale casual dining and fine dining customers by offering the high-quality food and attentive customer service typical of high-end steakhouses at more moderate prices. Stoney River restaurants have an "upscale mountain lodge" design with a large stone fireplace, plush sofas and rich woods that make the interior of the restaurant inviting and comfortable. The menu features hand-cut, premium midwestern beef along with fresh seafood and a variety of other gourmet entrees. An extensive assortment of freshly prepared salads and side dishes is available a la carte. The menu also includes several specialty appetizers and desserts. The price range of entrees is $15.95 to $22.95. Stoney River restaurants are open for dinner only Monday through Saturday and open at noon on Sunday. There are currently two Stoney River restaurants in suburban Atlanta. We have two Stoney River restaurants under development in the Chicago metropolitan area, one of which we plan to open during 2001. Our growth strategy for the Stoney River concept is to concentrate on major metropolitan markets in the Southeast and Midwest with disciplined, controlled development and the potential to accelerate development over the next several years.

O'CHARLEY'S RESTAURANT OPERATIONS

     Restaurant Management. Each O'Charley's restaurant requires an effective management team in order to ensure high quality food and attentive service. Each restaurant typically has six managers (a general manager, three assistant managers, a kitchen manager and an assistant kitchen manager) and an average of approximately 80 full-time and part-time employees. We employ area supervisors who have day-to-day responsibility for the operating performance of approximately four to five O'Charley's restaurants. In certain larger markets, we have district directors who supervise 12 to 19 restaurants. Our four regional directors each currently supervise 26 to 50 restaurants in their respective regions and are directly involved in the development of new O'Charley's restaurants. Our Executive Vice President, Operations oversees all O'Charley's restaurant operations.

     As an incentive for restaurant managers to improve sales and operating efficiency, we have a monthly incentive compensation plan. Pursuant to this plan, each member of the restaurant management team may earn a bonus, payable during each four-week accounting period, based on a percentage of the sales of the restaurant for which the manager has responsibility. The monthly bonus is earned when budgeted and prior year financial results are exceeded, subject to adjustment based upon same store sales increases and certain operating performance factors. We also offer a restaurant management stock option program pursuant to which each member of the restaurant management team is eligible to receive annual grants of options upon the attainment of certain performance-based goals.

     We also provide a "3-Point Compensation Plan" that gives general managers of our O'Charley's restaurants an opportunity to participate in the growth of their restaurant and our company. Pursuant to the 3-Point Compensation Plan, general managers receive a competitive minimum base salary, are eligible to receive a bonus calculated quarterly and paid annually, and receive long-term stock options that provide an incentive for general managers to improve restaurant level operating results. The annual bonuses are based on the attainment of certain performance targets that the managers establish each year for their own restaurants.

     We believe that our compensation plans, particularly the bonus plans, encourage the general managers to establish and implement an annual strategy. Area supervisors, district directors, regional directors and senior management also are eligible to receive performance based cash bonuses and participate in the senior management stock program pursuant to which they receive stock options, the vesting of which is based on our achievement of certain budgeted and actual levels of growth in profitability and the individual achieving goals related to their area of responsibility.

     Recruiting and Training. We emphasize the careful selection and training of all restaurant employees. The restaurant management recruiting and training program begins with an evaluation and screening program. In addition to multiple interviews, and background and experience verification, we conduct a testing procedure designed to identify those applicants who we believe are well suited to manage restaurant operations. Management trainees are required to complete an 11-week training program, a portion of which is conducted at our training center in Nashville, Tennessee. The training facility has a theater-style auditorium, facilities for operational and information services training and an area for team-building exercises. The program familiarizes new managers with the responsibilities required at an individual restaurant and with our operations, management objectives, controls and evaluation criteria before they assume restaurant management responsibility. Each new hourly employee is trained by an in-restaurant trainer called an "ETE" (Educator Through Excellence). Each restaurant has approximately 11 ETE's who are qualified and tested in their area of responsibility. Restaurant level management is responsible for the hiring and training of servers and kitchen staff, but they typically involve hourly employees in the process.

COMMISSARY OPERATIONS

     We operate an approximately 220,000 square foot commissary in Nashville, Tennessee through which we purchase and distribute a substantial majority of the food products and supplies for our restaurants. The commissary operates a USDA-approved and inspected facility at which we age and cut our beef and a production facility at which we manufacture O'Charley's yeast rolls, salad dressings and sauces. The commissary primarily services our restaurants; however, it also sells food products and supplies to certain other customers, including retail grocery chains, mass merchandisers and wholesale clubs. Food products and other restaurant supplies are distributed to our restaurants twice each week by our trucks. Seafood and some produce, which require more frequent deliveries, are typically purchased locally by restaurant management to ensure freshness. We have recently completed an expansion of our commissary facilities to add additional capacity. The commissary contains approximately 45,000 square feet of dry storage, approximately 52,000 square feet of refrigerated storage, approximately 52,000 square feet of production facilities and approximately 71,000 square feet of office and additional warehouse facilities.

     We believe our commissary enhances restaurant operations by maintaining consistent food quality, helping to ensure reliable distribution services to our restaurants and simplifying our restaurant managers' food cost management responsibilities by negotiating prices on food items and supplies for our restaurants. We set food and other product quality standards for our restaurants, and the commissary negotiates directly with food manufacturers and other suppliers in an effort to obtain lower prices for those items through volume purchasing. In some cases, we enter into long-term contracts to mitigate short-term food cost fluctuations.

SUPPORT OPERATIONS

     Quality Control. We use written customer evaluations, which are available to customers in the restaurants, as a means of monitoring customer satisfaction. We also employ a "mystery shopper" program to independently monitor quality control in areas such as timeliness of service, atmosphere, cleanliness, employee attitude and food quality. In addition, our customer service department receives calls from customers and, when necessary, routes comments to the appropriate personnel.

     Advertising and Marketing. We have an ongoing advertising and marketing plan for the development of television, radio and newspaper advertising for our O'Charley's restaurants and also use point of sale and local restaurant marketing. We focus our marketing efforts on building brand loyalty and emphasizing the distinctiveness of the O'Charley's atmosphere and menu offerings. We conduct annual studies of changes in customer tastes and preferences and are continually evaluating the quality of our menu offerings. During 2000, our advertising expenses were approximately 2.5% of restaurant sales. In addition to advertising, we encourage unit level personnel to become active in their communities through local charities and other organizations and sponsorships. We are currently developing an advertising and marketing plan for our Stoney River restaurants.

     Restaurant Reporting. Our use of technology and management information systems is essential for the management oversight needed to produce strong operating results. In the past several years, we have made significant improvements in our technology and systems. We maintain operational and financial controls in each restaurant, including management information systems to monitor sales, inventory, and labor, that provide reports and data to our home office. The management accounting system polls data from our restaurants and generates daily reports of sales, sales mix, customer counts, check average, cash, labor and food cost. Management utilizes this data to monitor the effectiveness of controls and to prepare periodic financial and management reports. We also utilize these systems for financial and budgetary analysis, including analysis of sales by restaurant, product mix and labor utilization.

     Real Estate and Construction. We maintain an in-house construction and real estate department to assist in the site selection process, develop architectural and engineering plans and oversee new construction. We maintain a broad database of possible sites and our Director of Real Estate and certain other members of our executive management team, together with other members of management, analyze prospective sites. Once a site is selected, our real estate department oversees the zoning process, obtains required governmental permits, develops detailed building plans and specifications and equips the restaurants.

     Human Resources. We maintain a human resources department that supports restaurant operations through the design and implementation of policies, programs, procedures and benefits for our employees. The human resources department also includes an employee relations manager and maintains a toll-free number for employee comments and questions. We conduct annual "Impact" meetings at each of our O'Charley's restaurants that provide a forum for corporate management to receive feedback from restaurant managers and hourly employees. We have had in place for several years a plan to foster diversity throughout our workforce.

RESTAURANT LOCATIONS

     Currently, we operate 146 O'Charley's and two Stoney River Legendary Steak restaurants. We currently own the land and building at 88 of our O'Charley's restaurants, lease the land and building at 17 O'Charley's restaurants and lease the land only at 41 O'Charley's restaurants. The following table sets forth the markets in which our O'Charley's restaurants are located, including the number of restaurants in each market. Our two Stoney River restaurants are located in suburban Atlanta. We own the building and land at one of our Stoney River restaurants and lease the land only at our other Stoney River restaurant.

  ALABAMA                        KENTUCKY                         OHIO
    Birmingham(6)                Bowling Green                    Cincinnati(5)
    Decatur                      Elizabethtown                    Columbus(5)
    Dothan                       Florence                         Dayton(2)
    Florence                     Frankfort
    Huntsville(2)                Hopkinsville                     SOUTH CAROLINA
    Mobile(2)                    Lexington(3)                     Anderson
    Montgomery(2)                Louisville(5)                    Charleston
    Oxford                       Owensboro                        Columbia(2)
    Tuscaloosa                   Paducah                          Greenville
                                 Richmond                         Greenwood
  FLORIDA                                                         Rock Hill
    Panama City                  MISSISSIPPI                      Spartanburg
    Pensacola                    Biloxi
                                 Hattiesburg                      TENNESSEE
  GEORGIA                        Jackson                          Chattanooga(2)
    Atlanta(13)                  Meridian                         Clarksville(2)
    Canton                       Pearl                            Cleveland
    Columbus                     Southhaven                       Cookeville
    Dalton                       Tupelo                           Gatlinburg
    Gainesville                                                   Jackson
    Macon(2)                     MISSOURI                         Johnson City
                                 St. Louis(2)                     Kingsport
  ILLINOIS                                                        Knoxville(5)
    Champaign                    NORTH CAROLINA                   Memphis(4)
    O'Fallon                     Asheville                        Morristown
    Springfield                  Burlington                       Murfreesboro
                                 Charlotte(5)                     Nashville(10)
  INDIANA                        Fayetteville                     Pigeon Forge
    Bloomington                  Greensboro
    Clarksville                  Hickory                          VIRGINIA
    Evansville(2)                Raleigh(3)                       Bristol
    Indianapolis(6)              Winston-Salem                    Lynchburg
    Lafayette                                                     Roanoke

SERVICE MARKS

     The name "O'Charley's" and its logo and the names "Stoney River" and "Legendary Steaks" are registered service marks with the United States Patent and Trademark Office. We are aware of names and marks similar to our service marks used by third parties in certain limited geographical areas. Use of our service marks by third parties may prevent us from licensing the use of our service marks for restaurants in those areas. Except for these limited geographical areas, we are not aware of any infringing uses that could materially affect our business. We intend to protect our service marks by appropriate legal action whenever necessary.

GOVERNMENT REGULATION

     We are subject to various federal, state, and local laws affecting our business. Our commissary is licensed and subject to regulation by the USDA. In addition, each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health, safety, sanitation, building, and fire agencies in the state or municipality in which the restaurant is located. Most municipalities in which our restaurants are located require local business licenses. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area. We are also subject to federal and state environmental regulations, but those regulations have not had a material adverse effect on our operations to date.

     Approximately 10% of our restaurant sales in 2000 was attributable to the sale of alcoholic beverages. Each restaurant, where permitted by local law, has appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, and in some states or localities to provide service for extended hours and on Sunday. Each restaurant has food service licenses from local health authorities. Similar licenses would be required for each new restaurant. The failure of a restaurant to obtain or retain liquor or food service licenses could adversely affect or, in an extreme case, terminate its operations. We have established standardized procedures for our restaurants designed to assure compliance with applicable codes and regulations.

     We are subject in most states in which we operate restaurants to "dram-shop" statutes or judicial interpretations, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

     The Federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. We design our restaurants to be accessible to the disabled and believe that we are in substantial compliance with all current applicable regulations relating to restaurant accommodations for the disabled.

     The development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations.

     Our restaurant operations are also subject to federal and state minimum wage laws and other laws governing matters such as working conditions, citizenship requirements, overtime and tip credits. In the event a proposal is adopted that materially increases the applicable minimum wage, the wage increase would likely result in an increase in payroll and benefits expense.

LITIGATION

     In November 2000, we were sued by Two Mile Partners in the circuit court for Montgomery County, Tennessee. Two Mile Partners is a Tennessee general partnership whose general manager and 75% owner is David K. Wachtel, Jr., a former director and officer and a principal shareholder of our company. Gregory
L. Burns, our Chairman of the Board and Chief Executive Officer, owns 25% of the partnership. All decisions regarding the prosecution of this suit by Two Mile Partners are made by Mr. Wachtel in his capacity as general manager. Mr. Burns has recused himself from our discussions and considerations of any matters relating to this litigation, and he is also not involved in Two Mile Partners' discussions or considerations regarding the litigation. In the complaint, Two Mile Partners is seeking $1.5 million in damages, plus interest, attorneys' fees and costs as a result of our alleged breach of a lease entered into in 1985 for a restaurant property owned by the partnership and located in Clarksville, Tennessee. Two Mile Partners alleges that we breached a continuous operation provision in the lease by vacating the property in July 2000 and opening another O'Charley's restaurant in Clarksville, Tennessee. Two Mile Partners has filed a motion for summary judgment scheduled for hearing on April 27, 2001 requesting the court to invalidate an amendment to the lease pursuant to which we had the right to terminate the lease. We believe we terminated the lease in accordance with its terms. We are defending this case vigorously. We cannot predict its outcome, however, nor can we assure you that this lawsuit will not have a material adverse effect on our results of operations.

     We are also defendants from time to time in various legal proceedings arising in the ordinary course of our business, including claims relating to the workplace and employment matters, discrimination and similar matters, claims resulting from "slip and fall" accidents and claims from customers or employees alleging illness, injury or other food quality, health or operational concerns. We do not believe that any of the legal proceedings pending against us as of the date of this prospectus will have a material adverse effect on our financial condition.

EMPLOYEES

     At December 31, 2000, we employed approximately 3,900 full-time and 8,200 part-time employees, approximately 150 of whom were home office management and staff personnel, approximately 180 of whom were commissary personnel and the remainder of whom were restaurant personnel. None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.

                                   MANAGEMENT

     Our senior management and directors are as follows:

NAME                                     AGE                      POSITION
----                                     ---                      --------
Gregory L. Burns.......................  46    Chief Executive Officer and Chairman of the
                                               Board
Steven J. Hislop.......................  41    President, Chief Operating Officer and
                                               Director
A. Chad Fitzhugh.......................  40    Chief Financial Officer, Secretary, and
                                               Treasurer
William E. Hall, Jr....................  46    Executive Vice President, Operations
Herman A. Moore, Jr....................  49    Vice President, Commissary Operations
Susan M. Osterberg.....................  36    Vice President, Human Resources and
                                               Development
John W. Stokes, Jr.....................  64    Director
Richard Reiss, Jr......................  57    Director
G. Nicholas Spiva......................  49    Director
H. Steve Tidwell.......................  58    Director
Samuel H. Howard.......................  61    Director
Shirley A. Zeitlin.....................  66    Director
Robert J. Walker.......................  60    Director

     Our board of directors is divided into three classes of as nearly equal size as possible. Our board of directors currently consists of nine directors. At each annual meeting of shareholders, directors of the class whose term expires in that year are elected for a three-year term. The terms of Messrs. Stokes, Tidwell and Howard will expire at our 2001 annual meeting of shareholders, the terms of Messrs. Reiss and Spiva and Ms. Zeitlin will expire at our 2002 annual meeting of shareholders, and the terms of Messrs. Burns, Hislop and Walker will expire at our 2003 annual meeting of shareholders.

     Gregory L. Burns has served as Chairman of the Board and Chief Executive Officer since February 1994. Mr. Burns, a director since 1990, served as President from September 1996 to May 1999 and from May 1993 to February 1994, as Chief Financial Officer from October 1983 to September 1996, and as Executive Vice President and Secretary from October 1983 to May 1993.

     Steven J. Hislop has served as President since May 1999, as Chief Operating Officer since March 1997 and as a director since March 1998. From March 1997 until May 1999, Mr. Hislop served as an Executive Vice President of our company. Mr. Hislop served as Senior Vice President -- Operations from January 1993 to March 1997, and as Vice President -- Operations from April 1990 to January 1993.

     A. Chad Fitzhugh has served as Chief Financial Officer since September 10, 1996, as Secretary since May 1993, and as Treasurer since April 1990. He served as our Controller from 1987 until his appointment as Chief Financial Officer. Mr. Fitzhugh is a certified public accountant.

     William E. Hall, Jr. has served as Executive Vice President, Operations since September 1999. Mr. Hall served as Vice President, Operations from March 1997 to September 1999, as Director of Operations from December 1996 to March 1997, as a Regional Director from July 1992 to December 1996, and as an Area Supervisor from May 1991 to July 1992.

     Herman A. Moore, Jr. has served as Vice President, Commissary Operations since January 1996. Mr. Moore served as Director of Commissary Operations from 1988 to January 1996.

     Susan M. Osterberg has served as Vice President, Human Resources and Development since April 2000. Ms. Osterberg served as Vice President of Training and Development from February 1998 to April 2000 and as Director of Training and Development from August 1991 to February 1998.

     John W. Stokes, Jr. has served as a director since 1983. Mr. Stokes has served as Vice Chairman of Morgan Keegan & Company, Inc. since 1983. From 1984 to August 1997, Mr. Stokes served as President of The Equity Capital Markets of Morgan Keegan & Company, Inc., a wholly-owned subsidiary of Morgan Keegan & Company, Inc. Mr. Stokes also serves as a director of RFS Hotel Investors, Inc.

     Richard Reiss, Jr. has served as a director since 1983. Mr. Reiss is the Chairman of Georgica Advisors, LLC, a private investment management firm. From January 1982 to December 1996, Mr. Reiss was the Managing Partner of Cumberland Associates, Cumberland Partners and Longview Partners, a private investment management firm and two domestic investment partnerships, respectively. Mr. Reiss is also a director of The Lazard Funds, Inc., Grey Advertising, Inc., and RFS Hotel Investors, Inc.

     G. Nicholas Spiva has served as a director since 1985. Mr. Spiva has served as President of Spiva-Hill Investments, a commercial real estate development company, since 1975. Mr. Spiva was an owner of the original O'Charley's restaurant prior to its acquisition by our company.

     H. Steve Tidwell has served as a director since 1988. Mr. Tidwell has served as Chairman of SPFS, Inc., which operates 21 unaffiliated restaurants in five southern states, since January 2000 and served as President of SPFS from February 1991 to January 2000. From January 1987 to February 1991, Mr. Tidwell served as Secretary and Treasurer of SPFS. Mr. Tidwell served as Vice President of Real Estate and Construction at Shoney's, Inc. from December 1978 to January 1987.

     Samuel H. Howard has served as a director since 1992. Mr. Howard has served as Chairman of Phoenix Holdings, Inc., an investment holding company, since 1989, and as Chairman of Xantus Corporation, a company that owns and operates health maintenance organizations, since April 1993. From 1971 to 1998, Mr. Howard served as President and Chief Executive Officer of Phoenix Communications Group, a company engaged in radio broadcasting. From 1981 to 1989, Mr. Howard was Senior Vice President, Public Affairs for Hospital Corporation of America. Mr. Howard also serves as a director of Genesis Health Ventures, Inc.

     Shirley A. Zeitlin has served as a director since May 1996. Ms. Zeitlin has served as President and Chief Executive Officer of Shirley Zeitlin & Co. Realtors, a real estate brokerage firm, since 1979. Ms. Zeitlin has served as President and a member of the board of the Tennessee Association of Realtors and the Nashville Board of Realtors. She has also served as a member of the board of the Federal Reserve Bank of Nashville, where she served as chairman in 1991. Ms. Zeitlin serves as a director of numerous civic and charitable organizations.

     Robert J. Walker has served as a director since May 2000. He also served as a director from 1983 until 1990. Mr. Walker, an attorney, has been a partner in Walker, Bryant & Tipps, a law firm, since January 2000. Prior to forming Walker, Bryant & Tipps, Mr. Walker served in various capacities, including as a member, with Bass, Berry & Sims PLC, our outside general counsel, for over 31 years.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock and 100,000 shares of preferred stock. As of March 14, 2001, there were:

     - 15,968,721 shares of common stock issued and outstanding;

     - 6,373,764 shares of common stock reserved for issuance under our stock option plans and options to purchase 3,880,914 shares of common stock outstanding under our stock option plans;

     - 446,521 shares of common stock reserved for issuance under our employee stock purchase plan;

     - no shares of preferred stock outstanding; and

     - 50,000 shares of Series A Junior Preferred Stock reserved for issuance upon the exercise of rights, as described below, issued in connection with our shareholder rights plan.

     The following summary descriptions of selected provisions of our charter, bylaws, common stock, preferred stock, Series A Junior Preferred Stock and shareholder rights plan are not complete. These summaries are subject to, and are qualified entirely by, the provisions of our charter, bylaws and rights agreement, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read this summary together with our charter, bylaws and rights agreement and the applicable provisions of Tennessee statutory law.

COMMON STOCK

     Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and, if a quorum exists, action on any matter, other than the election of directors and except as otherwise required by our charter or applicable law, is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at which a quorum is present. The holders of our common stock are not entitled to cumulative voting in the election of directors, which means that the holders of more than 50% of the shares voting in the election of directors can elect all of the directors then standing for election.

     Dividends. The holders of our common stock are entitled to share equally on a per share basis in any dividends or distributions declared by our board of directors in its discretion from legally available funds, subject to any dividend preferences that may be attributable to our preferred stock. Dividends may be payable in shares of common stock. However, it is our current policy not to pay dividends on our common stock. See "Price Range of Common Stock and Dividend Policy."

     Liquidation. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied and any liquidation preference on our preferred stock is paid in full.

     Other Rights. Holders of our common stock do not have any preemptive or similar rights to subscribe for shares of our capital stock. Our charter does not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities. All of our outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock that we issue in this offering will, when issued, be fully paid and non-assessable.

     Effect of Issuance of Preferred Stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may issue in the future. In that regard, we have authorized a series of 50,000 shares of our Series A Junior Preferred Stock which is reserved for issuance upon the exercise of rights issued in connection with our shareholder rights plan. See "Preferred Stock Purchase Rights" below. If any shares of our authorized but unissued Series A Junior Preferred Stock are issued:

     - each holder of one one-thousandth of a share, which we refer to as a "unit," of Series A Junior Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of legally available funds, dividends at the same rate as dividends are paid with respect to one share of our common stock;

     - the holders of units and the holders of common stock will, except as otherwise provided in our charter or applicable law, vote together as one class on all matters submitted to a vote of our shareholders, and each unit will entitle the holder to one vote on all matters submitted to a vote of our shareholders; and

     - if we liquidate, dissolve or wind up operations, the holders of units will be entitled to share in any assets remaining after all prior claims are satisfied and any liquidation preferences on any other series of our preferred stock are paid in full, ratably with holders of our common stock.

     Trading Market for Our Common Stock. Our common stock is quoted on the Nasdaq National Market under the symbol "CHUX."

PREFERRED STOCK PURCHASE RIGHTS

     Issuance of Rights. Each of our outstanding shares of common stock is entitled to one preferred stock purchase right, and each share of common stock we issue prior to the time that the rights become exercisable (or the time of any earlier redemption or expiration of the rights), including the shares to be issued in this offering, will be entitled to one preferred stock purchase right. When exercised, each right will entitle its holder to purchase from us one unit of our Series A Junior Preferred Stock, at an exercise price of $80.00 per unit, subject to adjustment. The terms of the rights are set forth in a rights agreement between us and First Union National Bank, as rights agent.

     Initial Exercise of Rights. The rights initially are not exercisable. Instead, the rights are attached to and trade with shares of our common stock. The rights will separate from the common stock and will become exercisable upon the earlier of the following events, which we refer to as the "distribution date:"

     - the close of business on the tenth business day, or some later day as our board of directors may determine, following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 18% or more of our shares of common stock then outstanding, which we refer to as an "Acquiring Person;" or

     - the close of business on the tenth business day, or some later day as our board of directors may determine, following the commencement of a tender offer or exchange offer that could result in a person or group becoming the beneficial owner of 18% or more of our shares of common stock then outstanding.

     The rights will expire at the close of business on December 8, 2010 unless we redeem or exchange the rights as described below.

     Evidence of Rights.  Until the rights become exercisable:

     - the rights will be evidenced by and transferred with our common stock certificates;

     - common stock certificates will contain a notation incorporating the rights agreement by reference; and

     - any surrender for transfer of any certificates for our common stock will also constitute the transfer of the rights associated with the common stock represented by those certificates.

     As soon as practicable after the rights become exercisable, we will mail rights certificates to the holders of our common stock who are eligible to receive rights. After we mail them out, the separate rights certificates alone will represent the rights.

     Exercise After Someone Becomes an Acquiring Person. After public announcement that a person has become an Acquiring Person, each holder of a right will have the right to receive upon exercise of the rights that number of shares of our common stock, or in our board's discretion, some other consideration, having a value of two times the then current exercise price of the right. However, this will not apply to an Acquiring Person or their associates or affiliates, whose rights will have become null and void.

     Under certain circumstances, each holder of a right will have the right to receive, upon exercise, common stock of the company acquiring us having a value equal to two times the then current exercise price of the right. Each holder of a right will be entitled to receive, upon exercise, common stock of the company acquiring us as contemplated by this paragraph in the event that, at any time on or after the date it is publicly announced that a person has become an Acquiring
Person:

     - we consolidate with, or merge with and into, any other person, and we are not the continuing or surviving corporation;

     - any person consolidates with us, or merges with us and we are the continuing or surviving corporation of that merger and, in connection with that merger, all or part of the shares of our common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

     - we sell or transfer 50% or more of our assets or earning power.

     The holder of a right will continue to have this right whether or not that holder has previously exercised its right in accordance with the first paragraph of this subsection. Rights that are or were beneficially owned by an Acquiring Person may, under certain circumstances specified in the rights agreement, become null and void.

     Exchange. At any time after a person becomes an Acquiring Person, we may exchange all or part of the outstanding and exercisable rights for shares of our common stock at an exchange ratio specified in the rights agreement. We generally may not make an exchange after any person becomes the beneficial owner of 50% or more of our common stock.

     Adjustment. The exercise price and the number of shares of common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. With certain exceptions, the exercise price of the rights will not be adjusted until cumulative adjustments amount to at least 1% of the exercise price. We are not obligated to issue fractional units or shares of common stock in connection with the exercise of rights. If we decide not to issue fractional units or shares of common stock, we will make an adjustment in cash based on the fair market value of a unit or share on the last trading date prior to the date of exercise.

     Redemption. We may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment), payable in cash or shares of common stock. However, we may only redeem the rights until the earlier of ten days after someone becomes an Acquiring Person or December 8, 2010.

     Once redeemed, the rights will terminate immediately and the only right of the holders of the rights will be to receive the redemption price.

     Amendment of Rights Agreement. We may amend the rights agreement without the approval of the holders of our common stock until the distribution date. After the distribution date and without the approval of the rights holders, we will only be able to amend the rights agreement in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of rights holders, excluding the interests of an Acquiring Person or their associates or affiliates. We may only amend the time period governing redemption of the rights if the rights are presently redeemable.

     Other. Until a right is exercised, the holder will have no rights as a shareholder of ours as a result of the rights. This means, for example, that until it is exercised, a right will not entitle its holder to vote or receive dividends like one of our shareholders. Shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of Series A Junior Preferred Stock, shares of common stock, other consideration or for common stock of an acquiring company.

     The units of Series A Junior Preferred Stock issuable upon exercise of the rights will be nonredeemable by us and subordinate as to the payment of dividends and the distribution of assets to any other shares of preferred stock that we may issue.

     Each unit of Series A Junior Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of legally available funds, dividends at the same rate as dividends are paid with respect to one share of our common stock.

     In the event of our liquidation, dissolution or winding up, the holders of units of Series A Junior Preferred Stock will be entitled to share in any assets remaining after all prior claims are satisfied and any liquidation preferences on any other preferred stock are satisfied, ratably with the holders of the common stock.

     Each unit of Series A Junior Preferred Stock will entitle the holder to one vote on all matters submitted to a vote of our shareholders. Except as otherwise provided in our charter or by applicable law, the holders of units and the holders of our common stock will vote together as one class on all matters submitted to a vote of our shareholders.

     In the event of any merger, share exchange or other transaction in which shares of our common stock are exchanged for or converted into other stock or securities, cash or other property, each unit of Series A Junior Preferred Stock will at the same time be similarly exchanged for or converted into the same amount of stock, securities, cash or other property as one share of common stock.

     The rights of the holders of the Series A Junior Preferred Stock with respect to voting, dividends and distributions on liquidation and in the event of mergers and share exchanges, are protected by customary anti-dilution provisions.

     Because of the nature of the Series A Junior Preferred Stock's dividend, liquidation and voting rights, the economic value of one unit of Series A Junior Preferred Stock that may be acquired upon the exercise of each right should approximate the economic value of one share of common stock.

     The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at $0.001 per right at any time on or prior to the tenth day following the announcement that someone has become an Acquiring Person. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

PREFERRED STOCK

     Our authorized preferred stock may be issued in one or more designated series. Our board of directors may generally issue shares of preferred stock in one or more series without approval of our shareholders. Our board of directors is also authorized to establish the voting, dividend, redemption, conversion, liquidation, and other relative provisions for each series. Any series of preferred stock may rank prior to the common stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, or both. Any series of preferred stock may have full, limited or no voting rights and it may be convertible into shares of common stock. The issuance of preferred stock may affect the value or proportionate voting power of the common stock. Thus, if the board of directors issues shares of preferred stock, the rights of common shareholders may be adversely affected. The issuance of preferred stock could also, under some circumstances, make it harder for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Other than the Series A Junior Preferred Stock that may be issuable under our shareholder rights plan in certain circumstances, we have no present intention to issue any series or class of preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR CHARTER AND BYLAWS

     General. The provisions of our charter and bylaws described in this section may delay or make it difficult to effect acquisitions or changes of control of us that are not approved by our board of directors. We have implemented these provisions to help develop our business in a manner that will foster our long-term growth without the disruptive threat of a takeover that our board of directors believes is not in our best interests or in the best interests of our shareholders.

     Classified Board of Directors. Our charter and bylaws state that the number of directors must be no fewer than three nor more than twelve, and that the exact number of our directors is to be determined from time to time by our board of directors. Our charter and bylaws also provide that the board of directors is divided into three classes of as nearly equal size as possible. The classes serve staggered three-year terms. This means that each year only one class is elected. Vacancies on the board of directors, including vacancies created by an increase in the number of directors, may be filled by the board of directors, acting by a majority of the remaining directors then in office. The charter and bylaws also provide that directors may be removed, only for cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote in the election of directors voting as one class. A director may be removed by the shareholders only at a meeting called for the purpose of removing him, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of a director.

     The overall effect of these provisions in our charter and bylaws may be to make it more difficult to effect a change in control or remove our incumbent directors.

     Advance Notice for Shareholder Proposals or Nominations of Directors.   Our
bylaws provide that shareholders who want to bring business before a meeting of our shareholders or to nominate candidates for election as directors at an annual meeting or special meeting at which directors are to be elected must provide timely notice in writing. Subject to any other applicable requirements, only business that has been brought before the meeting by or at the direction of the board of directors or by a shareholder who has given timely written notice of an intention to bring that business before the meeting, in proper form, to our corporate secretary, may be conducted at a shareholder meeting. The presiding officer at the shareholder meeting has the authority to make determinations in this regard.

     To be timely, a shareholder notice of nomination must be received by our corporate secretary:

     - at least 120 days before the annual meeting;

     - if the election is to be held at a special meeting of the shareholders called upon the written request of a shareholder, within ten business days of such written request; or

     - if the election is to be held at a special meeting of the shareholders called other than by written request from a shareholder, at the close of business on the tenth day following the date on which notice of the meeting is first given to shareholders.

     To be timely, a shareholder notice of other business to be brought before an annual meeting generally must be received at our principal executive offices at least 120 days before the anniversary date of the proxy statement for the previous year's annual meeting.

     Our bylaws also specify requirements as to the content of the notice of a shareholder proposal or shareholder nomination of a director.

     Supermajority Required to Amend Some Provisions of Our Charter. Our board of directors can amend our charter at any time to change some minor provisions, as specified by the Tennessee Business Corporation Act, or the "TBCA." However, any proposal to amend, alter, change, or repeal provisions of our restated charter relating to:

     - our classified board of directors;

     - the filling of vacancies on the board of directors; or

     - the removal of directors

requires approval by the affirmative vote of two-thirds of the voting power of the shares entitled to vote at an election of directors.

     Prohibition of Certain Business Combinations. Our charter provides that in some circumstances, the affirmative vote of at least 80% of the outstanding shares of our common stock, other than stock held by a party interested in the transaction, shall be required to approve business combinations and other specified transactions with any person who owns 20% or more of our voting stock.

TENNESSEE ANTI-TAKEOVER LAW PROVISIONS

     Provisions in Tennessee law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.

     The Tennessee Business Combination Act. The Tennessee Business Combination Act, or the "Combination Act," provides that any person who is an affiliate or associate of a "resident domestic corporation," or the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the then outstanding voting shares of a "resident domestic corporation" is an "interested shareholder." We are currently a resident domestic corporation within the meaning of the Combination Act. An interested shareholder cannot engage in a business combination with a resident domestic corporation unless the combination:

     - takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting shares of the resident domestic corporation; and

     - either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Combination Act.

     These provisions apply unless one of two events occurs:

     - the business combination or the transaction that resulted in the acquiring shareholder becoming an interested shareholder is approved by the board of directors of the resident domestic corporation prior to the date that the acquiring shareholder become an interested shareholder of the resident domestic corporation; or

     - the business combination is exempt from the Combination Act because, among other things:

      - in its original charter or original bylaws, the resident domestic corporation expressly elects not to be governed by the Combination Act; or

      - the resident corporation enacts a charter amendment or bylaw to remove itself entirely from the Combination Act. This charter or bylaw amendment must be approved by a majority of the shareholders who have held shares for more than one year before the vote. In addition, the charter amendment or bylaw cannot become operative until two years after the vote.

     The Combination Act further provides an exemption from liability for officers and directors of resident corporations who do not approve proposed business combinations or charter or bylaw amendments removing their corporations from the Combination Act's coverage as long as the officers and directors act with the "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

     We have not adopted a provision in our charter or bylaws or any amendment to our charter or bylaws removing us from coverage under the Combination Act.

     The Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.

     The Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser's shares of voting rights any time an acquisition of shares in a Tennessee corporation that has elected to be covered by the Tennessee Control Share Acquisition Act (as we have) brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser's shares if the shares are not granted voting rights.

     The effect of these provisions may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for our shares. They may also promote the continuity of our management by making it harder for you to remove or change the incumbent members of the board of directors.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

     - the director or officer acted in good faith;

     - in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest;

     - in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

     - in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

     In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that the personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

     - the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

     - the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

     - the officer or director breached his or her duty of care to the corporation.

     Our charter provides that, to the fullest extent permitted by the TBCA, no director shall be liable to us or our shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this provision relieves our directors from personal liability to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing:

     - any breach of the director's duty of loyalty;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

     - any unlawful distributions.

     We currently have in effect an executive liability insurance policy which provides coverage for our directors and officers.

TRANSFER AGENT AND REGISTRAR

     First Union National Bank is the transfer agent and registrar for our common stock.

                                  UNDERWRITING

     The underwriters named below have severally and not jointly agreed with us, subject to the terms and conditions set forth in an underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all those shares if any are purchased.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
First Union Securities, Inc.................................    920,000
U.S. Bancorp Piper Jaffray Inc. ............................    920,000
SunTrust Equitable Securities Corporation...................    460,000
                                                              ---------
          Total.............................................  2,300,000
                                                              =========

     The underwriters have agreed to purchase all of the shares referred to above if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The shares of our common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     Commissions and Discounts. The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $0.64 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be changed.

     The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                                           ---------   --------------   -----------
Public offering price....................................  $19.5000     $44,850,000     $51,577,500
Underwriting discounts and commissions...................  $ 1.0725     $ 2,466,750     $ 2,836,763
Proceeds, before expenses, to O'Charley's................  $18.4275     $42,383,250     $48,740,737

     The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $500,000 and are payable by us.

     Over-allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 345,000 additional shares of common stock at the same price per share as we will receive for the 2,300,000 shares that the underwriters have agreed to purchase, less an amount per share equal to any dividends or distributions declared or paid by us on the shares initially purchased by the underwriters but not on the shares purchased upon exercise of the over-allotment option. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 2,300,000 shares offered by this prospectus.

     Indemnity. We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Lock-up Agreements. Our directors and executive officers have agreed that, for a period of 90 days after the date of this prospectus, they will not, without the prior written consent of First Union Securities,

Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our capital stock, except for any transfer of shares of capital stock or other securities to us to pay the exercise price of stock options or the purchase price of securities purchased from us under employee benefit plans, and except for gifts of capital stock or other securities where the donee enters into a substantially similar lock-up agreement. In addition, we have agreed that, for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of First Union Securities, Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our capital stock, except for the shares being sold in the offering; and except that we may issue and sell common stock and stock options pursuant to our stock purchase and stock option plans as in effect on the date of this prospectus and common stock upon the exercise of stock options that we have issued or in the future may issue under our stock option plans, and we may file a registration statement under the Securities Act with respect to any of these shares. First Union Securities, Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

     Trading Market For Our Common Stock. Our common stock is quoted on the Nasdaq National Market under the symbol "CHUX."

     Stabilization. The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.

     - A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

     - A "syndicate covering transaction" is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

     - A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter in connection with the offering if the common stock originally sold by that underwriter is purchased by the underwriters in a syndicate covering transaction and has therefore not been effectively placed by that underwriter.

The underwriters have advised us that these transactions may be effected on the Nasdaq National Market or otherwise.

     Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above or that these transactions, once commenced, will not be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

     Passive Market Making. In connection with this offering, certain underwriters and selling group members, if any, may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during a period before the commencement of offers or sales of common stock and extending through completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security; if all independent bids are lowered below the passive market maker's bid, however, that bid must then be lowered when specified purchase limits are exceeded.

     NASD Regulations. As described above under "Use of Proceeds," the net proceeds we receive from this offering will be used to repay borrowings under our revolving credit facility. Because affiliates of the underwriters will receive more than 10% of the net proceeds of this offering through the repayment of those borrowings, this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

     Other Relationships. Some of the underwriters and their affiliates have provided financial advisory, commercial or investment banking or other financial services to us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their business. In particular, affiliates of First Union Securities, Inc., U.S. Bancorp Piper Jaffray Inc. and SunTrust Equitable Securities Corporation are lenders under our $135.0 million credit facility and are also participants in our $25.0 million synthetic lease facility. We have also entered into an engagement letter with SunTrust Equitable Securities Corporation relating to a proposed sale and leaseback facility, and an affiliate of U.S. Bancorp Piper Jaffray Inc. has provided us with up to approximately $10.9 million in equipment lease financing. In addition, we are currently a party to interest rate swap agreements with First Union Securities, Inc., and an affiliate of First Union Securities, Inc. is the rights agent under our shareholder rights plan and the registrar and transfer agent for our common stock.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Brown & Wood LLP, San Francisco, California will act as counsel for the underwriters. Brown & Wood LLP will rely on Bass, Berry & Sims PLC as to all matters of Tennessee law.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2000 and December 26, 1999, and for each of the years in the three-year period ended December 31, 2000, have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the SEC. We filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement nor all of the exhibits and schedules. Additional information about our company and the common stock is included in the registration statement and the exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which reference is made are not complete. With respect to each such contract, agreement or document, reference is made to such document for a more complete description, and each such statement is qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedules filed may be inspected and copied at prescribed rates at the public reference room maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the SEC's regional offices located at 7 World Trade Center, Suite 1375, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

                   INCORPORATION OF INFORMATION BY REFERENCE

     We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which we have previously filed with the SEC (File No. 0-18629), is incorporated by reference into this prospectus. All reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated or deemed to be incorporated by reference in this prospectus.

     We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus). Requests for such information should be directed to A. Chad Fitzhugh, Secretary, O'Charley's Inc., 3038 Sidco Drive, Nashville, Tennessee 37204, (615) 256-8500.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                O'CHARLEY'S INC.

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets at December 26, 1999 and
  December 31, 2000.........................................  F-3
Consolidated Statements of Earnings for the Years Ended
  December 27, 1998, December 26, 1999 and December 31,
  2000......................................................  F-4
Consolidated Statements of Shareholders' Equity and
  Comprehensive Income for the Years Ended December 27,
  1998, December 26, 1999 and December 31, 2000.............  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 27, 1998, December 26, 1999 and December 31,
  2000......................................................  F-6
Notes to the Consolidated Financial Statements..............  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
O'Charley's Inc.
Nashville, Tennessee:

     We have audited the consolidated balance sheets of O'Charley's Inc. and subsidiaries as of December 31, 2000 and December 26, 1999, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O'Charley's Inc. and subsidiaries as of December 31, 2000 and December 26, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Nashville Tennessee
February 5, 2001

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 26,   DECEMBER 31,
                                                                  1999           2000
                                                              ------------   ------------
                                                                (DOLLARS IN THOUSANDS)
                                         ASSETS
Current Assets:
  Cash......................................................    $  3,178       $  2,552
  Accounts receivable, less allowance for doubtful accounts
     of $119 in 1999 and $144 in 2000.......................       2,195          3,636
  Inventories...............................................       8,776         12,605
  Deferred income taxes.....................................       1,138          1,292
  Other current assets......................................         794          1,393
                                                                --------       --------
          Total current assets..............................      16,081         21,478
Property and Equipment, net.................................     219,749        274,271
Other Assets................................................       4,350         15,269
                                                                --------       --------
                                                                $240,180       $311,018
                                                                ========       ========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................    $  9,318       $ 12,639
  Accrued payroll and related expenses......................       6,524          7,780
  Accrued expenses..........................................       7,470          9,552
  Federal, state and local taxes............................       5,167          4,118
  Current portion of long-term debt and capitalized
     leases.................................................       7,013          7,574
                                                                --------       --------
          Total current liabilities.........................      35,492         41,663
Long-Term Debt, net of current portion......................      54,441         92,306
Capitalized Lease Obligations, net of current portion.......      19,017         22,364
Deferred Income Taxes.......................................       6,243          8,431
Other Liabilities...........................................       2,298          2,764
Shareholders' Equity:
  Common stock -- No par value; authorized, 50,000,000
     shares; issued and outstanding, 15,502,182 in 1999 and
     15,703,600 in 2000.....................................      65,732         67,207
  Accumulated other comprehensive loss, net of tax..........        (186)          (220)
  Retained earnings.........................................      57,143         76,503
                                                                --------       --------
          Total shareholders' equity........................     122,689        143,490
                                                                --------       --------
                                                                $240,180       $311,018
                                                                ========       ========

               See notes to the consolidated financial statements

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                            YEAR ENDED
                                                            ------------------------------------------
                                                            DECEMBER 27,   DECEMBER 26,   DECEMBER 31,
                                                                1998           1999           2000
                                                            ------------   ------------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Restaurant sales........................................    $243,416       $299,014       $373,700
  Commissary sales........................................       2,630          3,191          3,562
                                                              --------       --------       --------
                                                               246,046        302,205        377,262
Costs and Expenses:
  Cost of restaurant sales:
     Cost of food, beverage and supplies..................      84,370         99,736        121,859
     Payroll and benefits.................................      73,561         90,625        115,029
     Restaurant operating costs...........................      34,190         42,460         52,439
  Cost of commissary sales................................       2,479          3,013          3,341
  Advertising, general and administrative expenses........      15,533         19,235         24,480
  Depreciation and amortization...........................      13,452         14,060         18,202
  Preopening costs........................................          --          4,037          4,705
                                                              --------       --------       --------
                                                               223,585        273,166        340,055
                                                              --------       --------       --------
Income from Operations....................................      22,461         29,039         37,207
Other (Income) Expense:
  Interest expense, net...................................       2,801          4,174          7,398
  Other, net..............................................        (186)            82             24
                                                              --------       --------       --------
                                                                 2,615          4,256          7,422
                                                              --------       --------       --------
Earnings Before Income Taxes and Cumulative Effect of
  Change in Accounting Principle..........................      19,846         24,783         29,785
Income Taxes..............................................       6,946          8,674         10,425
                                                              --------       --------       --------
Earnings Before Cumulative Effect of Change in Accounting
  Principle...............................................      12,900         16,109         19,360
Cumulative Effect of Change in Accounting Principle, net
  of tax..................................................          --         (1,348)            --
                                                              --------       --------       --------
Net Earnings..............................................    $ 12,900       $ 14,761       $ 19,360
                                                              ========       ========       ========
Basic Earnings Per Common Share Before Cumulative Effect
  of Change in Accounting Principle.......................    $   0.84       $   1.04       $   1.24
Cumulative Effect of Change in Accounting Principle, net
  of tax..................................................          --          (0.09)            --
                                                              --------       --------       --------
Basic Earnings Per Common Share...........................    $   0.84       $   0.95       $   1.24
                                                              ========       ========       ========
Diluted Earnings Per Common Share Before Cumulative Effect
  of Change in Accounting Principle.......................    $   0.79       $   0.97       $   1.17
Cumulative Effect of Change in Accounting Principle, net
  of tax..................................................          --          (0.08)            --
                                                              --------       --------       --------
Diluted Earnings Per Common Share.........................    $   0.79       $   0.89       $   1.17
                                                              ========       ========       ========

               See notes to the consolidated financial statements

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
                              COMPREHENSIVE INCOME

                                                                       ACCUMULATED
                                        COMMON STOCK     ADDITIONAL       OTHER
                                      ----------------    PAID-IN     COMPREHENSIVE   RETAINED
                                      SHARES   AMOUNT     CAPITAL       LOSS, NET     EARNINGS    TOTAL
                                      ------   -------   ----------   -------------   --------   --------
                                                                (IN THOUSANDS)
Balance, December 28, 1997..........  15,265   $65,249     $ 652          $  --       $29,482    $ 95,383
  Comprehensive income:
  1998 net earnings.................      --        --        --             --        12,900      12,900
  Change in unrealized loss on
     available for sale securities,
     net of tax.....................      --        --        --           (103)           --        (103)
                                                                                                 --------
          Total comprehensive
            income..................                                                               12,797
                                                                                                 ========
  Repurchase of common stock........     (14)       --      (143)            --            --        (143)
  Exercise of employee stock options
     including tax benefits.........      95       447        --             --            --         447
  Stock donation....................       8        97        --             --            --          97
  Shares issued under CHUX Ownership
     Plan...........................      40       193        --             --            --         193
                                      ------   -------     -----          -----       -------    --------
Balance, December 27, 1998..........  15,394    65,986       509           (103)       42,382     108,774
  Comprehensive income:
  1999 net earnings.................      --        --        --             --        14,761      14,761
  Change in unrealized loss on
     available for sale securities,
     net of tax.....................      --        --        --            (83)           --         (83)
                                                                                                 --------
          Total comprehensive
            income..................                                                               14,678
                                                                                                 ========
  Repurchase of common stock........    (245)   (2,637)     (509)            --            --      (3,146)
  Exercise of employee stock options
     including tax benefits.........     328     2,124        --             --            --       2,124
  Shares issued under CHUX Ownership
     Plan...........................      25       259        --             --            --         259
                                      ------   -------     -----          -----       -------    --------
Balance, December 26, 1999..........  15,502    65,732        --           (186)       57,143     122,689
  Comprehensive income:
  2000 net earnings.................      --        --        --             --        19,360      19,360
  Change in unrealized loss on
     available for sale securities,
     net of tax.....................      --        --        --            (34)           --         (34)
                                                                                                 --------
          Total comprehensive
            income..................                                                               19,326
                                                                                                 ========
  Repurchase of common stock........     (52)     (584)       --             --            --        (584)
  Exercise of employee stock options
     including tax benefits.........     196     1,436        --             --            --       1,436
  Shares issued under CHUX Ownership
     Plan...........................      58       623        --             --            --         623
                                      ------   -------     -----          -----       -------    --------
Balance, December 31, 2000..........  15,704   $67,207     $  --          $(220)      $76,503    $143,490
                                      ======   =======     =====          =====       =======    ========

               See notes to the consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEAR ENDED
                                                            ------------------------------------------
                                                            DECEMBER 27,   DECEMBER 26,   DECEMBER 31,
                                                                1998           1999           2000
                                                            ------------   ------------   ------------
                                                                          (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net earnings............................................    $ 12,900       $ 14,761       $ 19,360
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Cumulative effect of accounting change, net of tax...          --          1,348             --
     Depreciation and amortization -- property and
       equipment and goodwill.............................      10,558         14,060         18,202
     Amortization of preopening costs.....................       2,894             --             --
     Amortization of debt issuance costs..................          96            122            139
     Deferred income taxes................................       2,052          1,729          2,052
     (Gain)loss on the sale and involuntary conversion of
       assets.............................................        (522)            86             10
  Changes in assets and liabilities, excluding the effects
     of the Stoney River acquisition:
     Accounts receivable..................................        (167)           176         (1,441)
     Inventories..........................................      (2,429)        (1,747)        (3,684)
     Additions to preopening costs........................      (3,628)            --             --
     Other current assets.................................        (322)             2           (614)
     Accounts payable.....................................       1,412          2,377          3,321
     Accrued payroll and other accrued expenses...........       2,230          3,868          2,297
  Tax benefit derived from exercise of stock options......         106            723            368
                                                              --------       --------       --------
          Net cash provided by operating activities.......      25,180         37,505         40,010
Cash Flows from Investing Activities:
  Additions to property and equipment.....................     (42,550)       (49,880)       (56,796)
  Acquisition of company, net of cash acquired............          --             --        (15,849)
  Proceeds from the sale and involuntary conversion of
     assets...............................................       2,238             35            293
  Purchase of equity securities...........................        (612)            --             --
  Other, net..............................................        (591)           532             56
                                                              --------       --------       --------
          Net cash used by investing activities...........     (41,515)       (49,313)       (72,296)
Cash Flows From Financing Activities:
  Proceeds from long-term debt............................      43,822         38,803         88,779
  Payments on long-term debt and capitalized lease
     obligations..........................................     (26,675)       (25,399)       (57,878)
  Debt issuance costs.....................................        (100)            --           (348)
  Exercise of employee incentive stock options and
     issuances under stock purchase plan..................         534          1,660          1,691
  Repurchase of common stock..............................        (143)        (3,146)          (584)
                                                              --------       --------       --------
          Net cash provided by financing activities.......      17,438         11,918         31,660
                                                              --------       --------       --------
Increase (decrease) in cash...............................       1,103            110           (626)
Cash at beginning of the period...........................       1,965          3,068          3,178
                                                              --------       --------       --------
Cash at end of the period.................................    $  3,068       $  3,178       $  2,552
                                                              ========       ========       ========

               See notes to the consolidated financial statements

                                O'CHARLEY'S INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     O'Charley's, Inc. (the "Company") owns and operates 138 (at December 31,
2000) full-service restaurant facilities in 13 Southeastern and Midwestern states under the trade name of "O'Charley's" and two full-service restaurant facilities under the trade name of "Stoney River Legendary Steaks." The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company's fiscal year ends on the last Sunday in December. Fiscal 2000 was comprised of 53 weeks, which ended December 31, 2000. Fiscal years 1999 and 1998 were comprised of 52 weeks, which ended December 26 and December 27, respectively.

     Cash Equivalents. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     Inventories are valued at the lower of cost (first-in, first-out method) or market and consist primarily of food, beverages and supplies.

     Preopening Costs represent costs incurred prior to a restaurant opening. The Company adopted SOP 98-5, "Reporting the Costs of Start-Up Activity," in the first quarter of 1999. SOP 98-5 requires that costs incurred during a start-up activity (including organization costs) be expensed as incurred. Prior to the adoption of SOP 98-5, preopening costs were capitalized and amortized over one year. Accordingly, the Company now expenses preopening costs in the period incurred, and recognized in 1999, as a cumulative effect of a change in accounting principle, a charge equal to the after tax effect of the unamortized preopening costs recorded on the accompanying consolidated balance sheet at December 27, 1998.

     Investments. The Company owns certain marketable securities that are accounted for in accordance with Statement of Financial Accounting Standards No.
115. Accounting for Certain Debt and Equity Securities. Those securities relate to the Company's deferred compensation plan discussed in note 12 and are accounted for as trading securities, which are recorded at fair value with unrealized gains and losses included in results of operations. Such unrealized gains and losses are reflected in the accompanying consolidated statements of earnings, net of the associated change in accrued liabilities for compensation costs. The fair values of such assets at December 26, 1999 and December 31, 2000 were $2,133,000 and $2,351,000, respectively.

     All other marketable securities are classified as available for sale securities and are carried at fair value, with the unrealized gains and losses recorded in a separate component of shareholders' equity, net of tax, unless there is a decline in value which is considered to be other than temporary, in which case the cost base of such security basis is written down to fair value and the amount of the writedown is reflected in earnings. At December 31, 2000, the fair value and cost of such securities were $279,000 and $619,000, respectively.

     Property and Equipment are stated at cost and depreciated on a straight-line method over the following estimated useful lives: buildings and improvements -- 30 years; furniture, fixtures and equipment -- 3 to 10 years. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term. Equipment under capitalized leases is amortized to its expected value to the Company at the end of the lease term. Gains or losses are recognized upon the disposal of property and equipment, and the asset and related accumulated depreciation and amortization are removed from the accounts. Maintenance, repairs and betterments that do not enhance the value of or increase the life of the assets are expensed as incurred.

     Excess of Cost Over Fair Value of Net Assets Acquired (goodwill), which is included in other assets, is amortized over 20 years using the straight-line method. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the asset balance over its remaining useful life

                                O'CHARLEY'S INC.

can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of asset impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate commensurate with the risks associated with the acquired entity. The assessment of the recoverability of the asset will be impacted if estimated future operating cash flows are not achieved.

     Revenues consist of restaurant sales and to a lesser extent commissary sales. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Restaurant sales are recognized upon delivery of services. Proceeds from the sale of gift certificates are deferred and recognized as revenue as such gift certificates are redeemed. Commissary sales represent sales to outside parties consisting primarily of sales of O'Charley's branded food items, primarily salad dressings, to retail grocery chains, mass merchandisers and wholesale clubs. Commissary sales are recognized when delivery occurs, the revenue amount is determinable and when collection is reasonably assured.

     Advertising Costs. The Company expenses advertising costs as incurred, except for certain advertising production costs that are expensed the first time the advertising takes place. Advertising expense for fiscal years 1998, 1999 and 2000 totaled $6.6 million, $8.2 million and $9.5 million, respectively.

     Income Taxes are accounted for in accordance with the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the period that includes the enactment date.

     Stock Option Plan. The Company accounts for its stock option plans in accordance with Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, FAS 123 also allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25, Accounting for Stock Issued to employees, and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in FAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of FAS 123.

     Per Share Data. Basic earnings per common share have been computed by dividing net earnings by the weighted average number of common shares outstanding during each year presented. Diluted earnings per common share have been computed by dividing net earnings by the weighted average number of common shares outstanding plus the dilutive effect of options outstanding during the applicable periods.

     Stock Repurchase. Under Tennessee law, when a corporation purchases its common stock in the open market, such repurchased shares become authorized but unissued. The Company reflects the purchase price of any such repurchased shares as a reduction of additional paid-in capital and common stock.

     Fair Value of Financial Instruments. Statement of Financial Accounting Standards No. 107 ("FAS 107"), Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate that value. The scope of FAS 107 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations, lease contracts, and all nonfinancial instruments such as land, buildings, and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of December 31, 2000. Book value approximates fair value for substantially all of the Company's assets and liabilities that fall under the scope of FAS 107.

                                O'CHARLEY'S INC.

     Impairment of Long-Lived Assets. Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

     Comprehensive Income. Statement of Financial Accounting Standards No. 130 ("FAS 130"), Reporting Comprehensive Income, establishes rules for the reporting of comprehensive income and its components. Comprehensive income, presented in the Consolidated Statement of Shareholders' Equity and Comprehensive Income, consists of net income and unrealized losses on available for sale securities.

     Operating Segments. Statement of Financial Accounting Standards No. 131 ("FAS 131"), Disclosures About Segments of an Enterprise and Related Information, requires an enterprise to report financial and descriptive information about its operating segments. The Company operates in one segment. As a result, separate segment information is not disclosed.

     Use of Estimates. Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

     Accounting Changes and Recent Accounting Pronouncements. In March 2000, the Financial Accounting Standards Board (FASB), issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation -- an interpretation of APB Opinion No. 25" (FIN 44). This interpretation provides guidance for issues that have arisen in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's existing accounting policies conformed to the requirements of FIN 44; therefore, adoption of this interpretation did not impact the Company's results of operations, cash flows or financial position.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 provides guidance on recognition, presentation and disclosure of revenues in financial statements. SAB 101, as amended by the SEC, was adopted by the Company in the fourth quarter of 2000. The Company's existing accounting policies conformed to the requirements of SAB 101; therefore, adoption of this guidance did not impact the Company's results of operations, cash flows or financial position.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 was later amended by SFAS No. 137 and SFAS No. 138. SFAS 133, as amended, requires recognition of the fair value of all derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), on the balance sheet and establishes new accounting rules for hedging activities. The Company was required to adopt FAS 133, as amended, on January 1, 2001 and the adoption did not impact the Company's results of operations, cash flows or financial position.

2. ACQUISITION

     On May 26, 2000, the Company purchased two existing Stoney River Legendary Steaks restaurants and all associated trademarks and intellectual property for approximately $15.8 million in cash. In addition, the transaction includes an earn-out provision pursuant to which the sellers may receive up to $1.25

                                O'CHARLEY'S INC.

million at the end of 2002, $1.25 million at the end of 2003, and $2.5 million at the end of 2004. The potential earn-out is based on the Stoney River concept achieving certain performance thresholds (income before taxes and preopening costs) for such year. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations of Stoney River have been included in the Company's consolidated financial statements from the date of acquisition. The Stoney River concept is being operated as a wholly-owned subsidiary of the Company. Goodwill resulting from the acquisition is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the acquired net assets is as follows (in thousands):

Estimated fair value of assets acquired.....................  $ 5,166
Purchase price in excess of the net assets acquired
  (goodwill)................................................   10,562
Non-compete agreements......................................      119
Estimated fair value of liabilities assumed.................        8
                                                              -------
Cash paid...................................................   15,855
Less cash acquired..........................................       (6)
                                                              -------
Net cash paid for acquisition...............................  $15,849
                                                              =======

     The following unaudited proforma condensed results of operations give effect to the acquisition of Stoney River Legendary Steaks as if such transaction had occurred at December 28, 1998:

                                                                     FISCAL YEAR
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Total revenues..............................................   $311,233       $381,108
Earnings before income taxes................................   $ 23,577       $ 28,930
Net earnings................................................   $ 13,977       $ 18,804
Basic earnings..............................................   $   0.90       $   1.21
Basic weighted average common shares outstanding............     15,461         15,584
Diluted earnings............................................   $   0.84       $   1.14
Diluted weighted average common shares outstanding..........     16,656         16,525

     The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to the recognition of interest expense on debt incurred to finance the acquisition and amortization of goodwill over 20 years. The unaudited proforma amounts do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

                                O'CHARLEY'S INC.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at year-end:

                                                              DECEMBER 26,   DECEMBER 31,
                                                                  1999           2000
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Land and improvements.......................................    $ 50,770       $ 64,126
Buildings and improvements..................................      77,284         98,227
Furniture, fixtures and equipment...........................      56,462         69,599
Leasehold improvements......................................      52,204         68,132
Equipment under capitalized leases..........................      39,452         45,518
Property leased to others...................................         840          1,526
                                                                --------       --------
                                                                 277,012        347,128
Less accumulated depreciation and amortization..............     (57,263)       (72,857)
                                                                --------       --------
                                                                $219,749       $274,271
                                                                ========       ========

     Depreciation and amortization of property and equipment was $10.5 million, $14.0 million, and $17.9 million for the years ended December 27, 1998, December 26, 1999, and December 31, 2000, respectively.

4. OTHER ASSETS

     Other assets consist of the following at year-end:

                                                              DECEMBER 26,   DECEMBER 31,
                                                                  1999           2000
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Excess of cost over fair value of net assets acquired
  (goodwill), net of accumulated amortization of $131 in
  1999 and $466 in 2000.....................................     $  191        $10,418
Marketable securities, deferred compensation................      2,133          2,351
Marketable securities, other................................        332            279
Notes receivable............................................        892            867
Other assets................................................        802          1,354
                                                                 ------        -------
                                                                 $4,350        $15,269
                                                                 ======        =======

     Amortization of goodwill was $16,000, $16,000 and $335,000 for the years ended December 27, 1998, December 26, 1999 and December 31, 2000, respectively.

5. ACCRUED EXPENSES

     Accrued expenses include the following at year-end:

                                                              DECEMBER 26,   DECEMBER 31,
                                                                  1999           2000
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Deferred revenue............................................     $2,573         $3,141
Insurance expenses..........................................      1,807          2,832
Other accrued expenses......................................      3,090          3,579
                                                                 ------         ------
                                                                 $7,470         $9,552
                                                                 ======         ======

                                O'CHARLEY'S INC.

6. LONG-TERM DEBT

     Long-term debt consists of the following at year-end:

                                                              DECEMBER 26,   DECEMBER 31,
                                                                  1999           2000
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Revolving line of credit....................................    $54,000        $92,000
Secured mortgage notes payable..............................        222            210
Installment notes payable...................................        343            232
                                                                -------        -------
                                                                 54,565         92,442
Less current maturities.....................................       (124)          (136)
                                                                -------        -------
                                                                $54,441        $92,306
                                                                =======        =======

     On December 8, 1999, the Company entered into an amended and restated revolving credit agreement (the "Second Amendment") that extended the maturity date of the facility to November 30, 2002 for the first $70.0 million outstanding under the facility and December 6, 2000 for the remaining $30.0 million. Under the previous agreement, the first $70.0 million matured November 30, 2000 and the remaining $30.0 million matured December 7, 1999.

     On January 31, 2000, the Company entered into an amended and restated revolving credit agreement (the "Third Amendment") which increased its unsecured line of credit facility to $135.0 million from $100.0 million. However, the maximum borrowing capacity of the credit facility is reduced by amounts outstanding pursuant to the Company's synthetic lease facility (see Note 7). The Third Amendment requires monthly interest payments at a floating rate based on the bank's prime rate plus or minus a certain percentage spread or the LIBOR rate plus a certain percentage spread. The interest rate spread on the facility is based on certain financial ratios achieved by the Company and is recomputed quarterly. At December 31, 2000, the $92.0 million outstanding balance carried interest rates from 7.5% to 7.7%. The Third Amendment also extended the maturity date of the facility to May 31, 2003. The Third Amendment allows the facility to be extended annually by one year at the participating banks' option. The Third Amendment also requires the Company to meet certain financial and other covenants, including restrictions on the incurrence of indebtedness, the sale of assets, mergers and dividend payments.

     The secured mortgage note payable at December 31, 2000, bears interest at 10.5% and is payable in monthly installments, including interest, through June 2010. This debt is collateralized by land and buildings having a depreciated cost of approximately $913,000 at December 31, 2000.

     The installment notes payable at December 31, 2000, bear interest at 8.6% and are payable in monthly installments, including interest, through October 2002. Installment notes payable of $232,000 are secured by an airplane with a depreciated cost of approximately $901,000 at December 31, 2000.

     The annual maturities of long-term debt as of December 31, 2000, are:
$136,000-2001; $125,000-2002; $92.0 million-2003; $19,000-2004; $16,000-2005;
and $129,000 thereafter.

     During the first quarter of 2001, the Company entered into interest rate swap agreements for a total notional amount of $70.0 million with a weighted average interest rate of 4.98%. The corresponding floating rates of interest received on those notional amounts are based on one month LIBOR rates and are typically reset on a monthly basis, which is intended to coincide with the pricing adjustments on our revolving credit facility. The swap agreements expire as follows: $50.0 million in December 2001, $10.0 million in January 2004 and $10.0 million in January 2006.

                                O'CHARLEY'S INC.

7. LEASE COMMITMENTS

     The Company has various leases for certain restaurant land and buildings under operating lease agreements. Under these leases, the Company pays taxes, insurance and maintenance costs in addition to the lease payments. Certain leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum rent. The Company leases certain equipment and fixtures under capital lease agreements having lease terms from five to seven years. The Company expects to exercise its options under these agreements to purchase the equipment in accordance with the provisions of the lease agreements.

     On October 10, 2000, the Company entered into agreements providing for a five-year synthetic lease facility pursuant to which the lessor, at the Company's request, and upon certain conditions, will acquire or construct up to $25.0 million of properties and lease the properties to the Company. The Company will act as construction agent for the lessor for certain of the properties. A separate operating lease agreement will be entered into for each property upon acquisition or construction completion providing for a term ending upon the five-year anniversary of the master agreement. Monthly rental payments for each property lease will be based on the total costs advanced by the lessor for such property and a floating rate (based on the bank's prime rate minus a certain percentage spread or the LIBOR rate plus a certain percentage spread). At December 31, 2000, the monthly lease payment is based on a rate of 7.5%, and the lessor's total accumulated cost was approximately $6.0 million. The lease facility requires the Company to meet certain financial and other covenants similar to the covenants and restrictions contained in the revolving credit facility. The costs accumulated by the lessor under the synthetic lease facility reduce the maximum borrowing capacity under the Company's revolving credit facility as described in Note 6 to the consolidated financial statements.

     Upon the expiration of the lease term, the Company may seek to renew the facility. Any renewal of the facility requires the lessor's consent. If the Company is unable to or chooses not to renew the facility, the Company has the option to sell the properties to third parties on behalf of the lessor, surrender the properties to the lessor or purchase the properties at their original cost. If the properties are sold by the Company to third parties for less than their aggregate original cost, the Company is obligated, under a residual value guarantee, to pay the lessor an amount equal to the shortfall, not to exceed 85% of the aggregate original cost of the properties. To the extent the aggregate sales proceeds exceed the aggregate original cost of the properties, the lessor will remit to the Company such excess. If the Company surrenders the properties to the lessor, the Company is obligated, under its residual value guarantee, to pay the lessor an amount equal to 85% of the aggregate original cost of such properties (but if the lessor later sells such properties to third parties, the lessor must remit the sales proceeds to the Company to the extent the sale proceeds, plus the amount of the Company's residual value payment, exceeds the aggregate original cost of the properties). There can be no assurance that the Company will be able to renew the leases or sell the properties to third parties. Estimated future lease payments at December 31, 2000, including the residual value guarantee of approximately $5.1 million, are included in the operating lease commitment amounts in the table below.

     As of December 31, 2000, approximately $33.7 million net book value of the Company's property and equipment is under capitalized lease obligations. Interest rates on capitalized lease obligations range from 5.3% to 11.3%.

                                O'CHARLEY'S INC.

     Future minimum lease payments at December 31, 2000 are as follows:

                                                              CAPITALIZED
                                                               EQUIPMENT    OPERATING
                                                                LEASES       LEASES
                                                              -----------   ---------
                                                                  (IN THOUSANDS)
2001........................................................    $ 9,113      $ 6,290
2002........................................................      7,604        6,218
2003........................................................      5,703        6,057
2004........................................................      5,225        5,732
2005........................................................      5,292       10,527
Thereafter..................................................      1,719       38,552
                                                                -------      -------
          Total minimum rentals.............................    $34,656      $73,376
                                                                             =======
Less amount representing interest...........................     (4,854)
Net minimum lease payments..................................     29,802
Less current maturities.....................................     (7,438)
                                                                -------
Capitalized lease obligations, net of current portion.......    $22,364
                                                                =======

     Rent expense for the fiscal years ending in December for operating leases is as follows:

                                                                    FISCAL YEAR
                                                              ------------------------
                                                               1998     1999     2000
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Minimum rentals.............................................  $4,393   $5,224   $6,272
Contingent rentals..........................................     614      656      614
                                                              ------   ------   ------
                                                              $5,007   $5,880   $6,886
                                                              ======   ======   ======

8. INCOME TAXES

     The total income tax expense (benefit) for each respective year is as follows:

                                                                     FISCAL YEAR
                                                              -------------------------
                                                               1998     1999     2000
                                                              ------   ------   -------
                                                                   (IN THOUSANDS)
Earnings before cumulative effect of accounting change......  $6,946   $8,674   $10,425
Tax effect of cumulative effect of accounting change........      --     (726)       --
Shareholders' equity, tax benefit derived from non-statutory stock options exercised and unrealized loss on investment
  securities................................................    (162)    (768)     (387)
                                                              ------   ------   -------
                                                              $6,784   $7,180   $10,038
                                                              ======   ======   =======

     Income tax expense related to earnings before cumulative effect of accounting change for each respective year is as follows:

                                                                     FISCAL YEAR
                                                              -------------------------
                                                               1998     1999     2000
                                                              ------   ------   -------
                                                                   (IN THOUSANDS)
Current.....................................................  $4,894   $6,945   $ 8,373
Deferred....................................................   2,052    1,729     2,052
                                                              ------   ------   -------
                                                              $6,946   $8,674   $10,425
                                                              ======   ======   =======

                                O'CHARLEY'S INC.

     Income tax expense (benefit) attributable to earnings differs from the amounts computed by applying the applicable U.S. federal income tax rate to pretax earnings from operations as a result of the following:

                                                                    FISCAL YEAR
                                                                --------------------
                                                                1998    1999    2000
                                                                ----    ----    ----
                                                                   (IN THOUSANDS)
Federal statutory rate......................................    35.0%   35.0%   35.0%
Increase (decrease) in taxes due to:
  State income taxes, net of federal tax benefit............     2.9     3.1     3.0
  Utilization of tax credits................................    (2.9)   (3.1)   (3.0)
                                                                ----    ----    ----
                                                                35.0%   35.0%   35.0%
                                                                ====    ====    ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at each of the respective year ends are as follows:

                                                                    FISCAL YEAR
                                                              ------------------------
                                                               1998     1999     2000
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Deferred tax assets:
  Accrued expenses, principally due to accruals for workers'
     compensation, employee health and retirement
     benefits...............................................  $1,333   $1,433   $1,684
  Other.....................................................     240      204      219
                                                              ------   ------   ------
          Total gross deferred tax assets...................   1,573    1,637    1,903
Deferred tax liabilities:
  Property and equipment, principally due to differences in
     depreciation and capitalized lease amortization........   4,859    6,742    9,005
  Preopening costs, due to cost in excess of amortization...     726       --       --
  Other.....................................................     135       --       37
                                                              ------   ------   ------
          Total gross deferred tax liabilities..............   5,720    6,742    9,042
                                                              ------   ------   ------
          Net deferred tax liability........................  $4,147   $5,105   $7,139
                                                              ======   ======   ======

     The net deferred tax liability (asset) at year-end is recorded as follows:

                                                                    FISCAL YEAR
                                                             --------------------------
                                                              1998     1999      2000
                                                             ------   -------   -------
                                                                   (IN THOUSANDS)
Deferred income taxes, long-term liability.................  $4,290   $ 6,243   $ 8,431
Deferred income taxes, current asset.......................    (143)   (1,138)   (1,292)
                                                             ------   -------   -------
                                                             $4,147   $ 5,105   $ 7,139
                                                             ======   =======   =======

     Based on the Company's history of taxable income and management's projections of future taxable income, the Company believes it is more likely than not that all of the deferred tax assets will be realized; thus, no valuation allowance is recorded.

9. SHAREHOLDERS' EQUITY

     The Board of Directors of the Company approved a 3-for-2 stock split effected as a 50% stock dividend for shareholders of record on May 20, 1998. Previously stated common shares outstanding and basic and dilutive weighted average common shares outstanding used to compute basic and dilutive earnings per common share have been adjusted to reflect the stock split.

                                O'CHARLEY'S INC.

     On September 2, 1998, the Board of Directors of the Company approved the repurchase of up to 750,000 shares of the Company's common stock. As of December 31, 2000, approximately 311,000 shares have been repurchased.

     The Company's charter authorizes 100,000 shares of preferred stock of which the Board of Directors may, without shareholder approval, issue with voting or conversion rights upon the occurrence of certain events. At December 31, 2000, no preferred shares had been issued.

     On December 8, 2000, the Company's Board of Directors adopted a Shareholders' Rights Plan (the "Rights Plan") to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by third parties. Pursuant to the Rights Plan, a dividend of one Right for each share of outstanding share of the Company's Common Stock was issued to shareholders of record on December 27, 2000. Under certain conditions, each Right may be exercised to purchase one-thousandth of a share of a new Series A Junior Preferred Stock at an exercise price of $80 per Right. Each Right will become exercisable following the tenth day after a person's or group's acquisition of, or commencement of a tender exchange offer for 18% or more of the Company's Common Stock. If a person or group acquires 18% or more of the Company's Common Stock, each right will entitle its holder (other than the person or group whose action has triggered the exercisability of the Rights) to purchase common stock of either O'Charley's Inc. or the acquiring company (depending on the form of the transaction) having a value of twice the exercise price of the Rights. The Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. The Rights may be redeemed prior to becoming exercisable, subject to approval by the Company's Board of Directors, for $0.001 per Right. The Rights expire on December 8, 2010. The Company has reserved 50,000 shares of Series A Junior Preferred Stock for issuance upon exercise of the Rights.

10. EARNINGS PER SHARE

     The following is a reconciliation of the weighted average shares used in the calculation of basic and diluted earnings per share.

                                                                    FISCAL YEAR
                                                              ------------------------
                                                               1998     1999     2000
                                                              ------   ------   ------
                                                                   (IN THOUSANDS)
Weighted average shares outstanding -- basic................  15,344   15,461   15,584
Incremental stock option shares outstanding.................   1,048    1,195      941
                                                              ------   ------   ------
  Weighted average shares outstanding -- diluted............  16,392   16,656   16,525
                                                              ======   ======   ======

     During the first quarter of 2001, the Company issued options to purchase 313,100 shares of Common Stock at an exercise price of $17.813 per share. For the fiscal years 1998, 1999 and 2000, the number of anti-dilutive shares excluded from the weighted average shares calculation were approximately 230,300, 646,300 and 1,016,000, respectively.

11. STOCK OPTION AND PURCHASE PLANS

     The Company has various incentive stock option plans that provide for the grant of both statutory and nonstatutory stock options to officers, key employees, nonemployee directors and consultants of the Company. The Company has reserved 6,656,822 shares of common stock for issuance pursuant to these plans. Options are granted at 100% of the fair market value of common stock on the date of the grant, expire ten years from the date of the grant and are exercisable at various times as previously determined by the Board of Directors. The Company adopted the O'Charley's 2000 Stock Incentive Plan (the "2000 Plan") in May 2000. The Company has reserved 3,000,000 shares of common stock for issuance pursuant to the 2000 Plan. At December 31, 2000, options to purchase 194,050 shares of common stock had been

                                O'CHARLEY'S INC.

granted under the 2000 Plan. Following adoption of the 2000 Plan, no additional options may be granted pursuant to previously adopted stock option plans. At December 31, 2000, options to purchase 3,656,822 shares of common stock were outstanding under those previously adopted plans. The Company applies APB Opinion No. 25 in accounting for its plan; and, accordingly, no compensation cost has been recognized.

     A summary of stock option activity during the past three years is as follows:

                                                                            WEIGHTED-AVERAGE
                                                         NUMBER OF SHARES    EXERCISE PRICE
                                                         ----------------   ----------------
Balance at December 28, 1997...........................     2,851,911            $ 6.08
  Granted..............................................       463,700             12.14
  Exercised............................................       (95,260)             4.11
  Forfeited............................................       (71,425)             8.89
                                                            ---------            ------
Balance at December 27, 1998...........................     3,148,926              6.98
  Granted..............................................       980,550             15.16
  Exercised............................................      (328,438)             4.53
  Forfeited............................................      (121,143)            12.33
                                                            ---------            ------
Balance at December 26, 1999...........................     3,679,895              9.21
  Granted..............................................       544,400             12.50
  Exercised............................................      (195,884)             5.69
  Forfeited............................................      (177,539)            13.08
                                                            ---------            ------
Balance at December 31, 2000...........................     3,850,872            $ 9.67
                                                            =========            ======

     The following table summarizes information about stock options outstanding at December 31, 2000.

                          OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
     --------------------------------------------------------------   --------------------------
                                   WEIGHTED-AVG.       WEIGHTED-                    WEIGHTED-
                                     REMAINING          AVERAGE                      AVERAGE
     EXERCISE PRICE    NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER     EXERCISE PRICE
     ---------------  ---------   ----------------   --------------   ---------   --------------
       $1.00 to 4.99    283,150        1.1 years         $ 3.04         283,150       $ 3.04
       $5.00 to 5.99    989,352        2.8                 5.61         977,128         5.61
       $6.00 to 7.99    420,132        4.0                 7.49         367,473         7.46
      $8.00 to 10.99    430,588        5.6                 8.92         310,917         8.78
     $11.00 to 13.99    766,200        8.2                12.20         181,267        12.31
     $14.00 to 15.99    961,450        8.3                15.06         241,833        15.00
     ---------------  ---------        ---               ------       ---------       ------
      $1.00 to 15.99  3,850,872        5.6               $ 9.67       2,361,768       $ 7.48
     ===============  =========        ===               ======       =========       ======

     At the end of 1998, 1999 and 2000, the number of options exercisable was approximately 2,003,000, 2,038,000 and 2,362,000, respectively, and the weighted average exercise price of those options was $5.57, $6.28 and $7.48, respectively.

     The Company has established the CHUX Ownership Plan for the purpose of providing an opportunity for eligible employees of the Company to become shareholders in O'Charley's. The Company has reserved 675,000 common shares for this plan. The CHUX Ownership Plan is intended to be an employee stock purchase plan which qualifies for favorable tax treatment under Section 423 of the Internal Revenue Code. The Plan allows participants to purchase common shares at 85% of the lower of 1) the closing market price per share of the Company's Common Stock on the last trading date of the plan period or 2) the average of the closing market price of the Company's Common Stock on the first and the last trading day of the plan period. Contributions of up to 15% of base salary are made by each participant through payroll deductions. As of December 31, 2000, 205,838 shares have been issued under this plan.

                                O'CHARLEY'S INC.

     If compensation cost for these plans had been determined consistent with FAS Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

                                                                       FISCAL YEAR
                                                            ---------------------------------
                                                              1998        1999        2000
                                                            ---------   ---------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                                          DATA)
Net Earnings:
  As reported.............................................   $12,900     $14,761     $19,360
  Pro Forma, as adjusted under FAS 123....................    12,162      13,391      17,749
Basic Earning Per common Share:
  As reported.............................................   $  0.84     $  0.95     $  1.24
  Pro forma, as adjusted under FAS 123....................      0.79        0.87        1.14
Diluted Earnings Per common Share:
  As reported.............................................   $  0.79     $  0.89     $  1.17
  Pro forma, as adjusted under FAS 123....................      0.74        0.80        1.07

     Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants in each respective year is as follows:

                                                                   FISCAL YEAR
                                                              ---------------------
                                                              1998    1999    2000
                                                              -----   -----   -----
Risk-free investment interest...............................    5.3%    6.4%    5.6%
Expected life in years......................................    7.9     7.0     6.8
Expected volatility.........................................   52.7%   51.5%   50.8%
Fair value of options granted (per share)...................  $7.73   $9.30   $7.32

12. EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) salary reduction and profit-sharing plan called the CHUX Savings Plan. Under the Plan, employees can make contributions up to 15% of their annual compensation. The Company contributes annually to the Plan an amount equal to 50% of employee contributions, subject to certain limitations. Additional contributions are made at the discretion of the Board of Directors. Company contributions vest at the rate of 20% each year beginning after the employee's initial year of employment. Company contributions were approximately $276,000 in 1998, $356,000 in 1999, and $439,000 in 2000.

     The Company maintains a deferred compensation plan for a select group of management employees to provide supplemental retirement income benefits through deferrals of salary, bonus and deferral of contributions which cannot be made to the Company's 401(k) Plan due to Internal Revenue Code limitations. Participants in this Plan can contribute, on a pre-tax basis, up to 50% of their base pay and 100% of their bonuses. The Company contributes annually to this Plan an amount equal to a matching formula of each participant's deferrals. Company contributions were $143,000 in 1998, $205,000 in 1999 and $214,000 in 2000. The
amount of the deferred compensation liability payable to the participants is recorded as "other liabilities" on the consolidated balance sheet.

13. RELATED-PARTY TRANSACTIONS

     At the beginning of 2000, the Company leased the land and building of four of its restaurants from an entity that is owned by an officer and a principal shareholder of the Company. During 2000, the Company

                                O'CHARLEY'S INC.

terminated one of the leases. The three remaining leases expire at various times through 2007, with options to renew for a term of 10 years. Also refer to Note 15.

     At the beginning of 1999, the Company leased three of its restaurants from an entity that is owned by certain directors, an officer and a principal shareholder of the Company. During 1999, the Company bought out one of the leases. During 2000, the Company purchased the remaining two leased properties at fair value.

     In the opinion of management and the Company's Board of Directors, all related-party transactions, including terms and amounts, are comparable to those that could be obtained from unaffiliated third parties.

     The aforementioned related-party transactions are reflected in the consolidated financial statements as follows:

                                                                 FISCAL YEAR
                                                              ------------------
                                                              1998   1999   2000
                                                              ----   ----   ----
                                                                (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF OPERATIONS
Restaurant operating costs:
  Rent expense..............................................  $765   $599   $448
  Contingent rentals........................................   386    410    327

14. CONSOLIDATED STATEMENTS OF CASH FLOWS

     Supplemental disclosure of cash flow information is as follows:

                                                                     FISCAL YEAR
                                                              -------------------------
                                                               1998     1999     2000
                                                              ------   ------   -------
                                                                   (IN THOUSANDS)
Cash paid for interest......................................  $2,771   $4,075   $ 7,727
Additions to capitalized lease obligations..................   7,852    9,787    10,871
Income taxes paid...........................................   4,613    5,254    10,203

15. COMMITMENTS AND CONTINGENCIES

     In November 2000, the Company was sued by Two Mile Partners in the circuit court for Montgomery County, Tennessee. Two Mile Partners is a Tennessee general partnership whose partners are David K. Wachtel, Jr., who owns 75% and is the managing partner of the partnership and is a former director and officer and a principal shareholder of the Company, and Gregory L. Burns, who owns 25% of the partnership and is the Company's Chairman of the Board and Chief Executive Officer. In the complaint, Two Mile Partners is seeking $1.5 million in damages, plus interest, attorneys' fees and costs as a result of the Company's alleged breach of a lease entered into in 1985 for a restaurant property owned by the partnership and located in Clarksville, Tennessee. Two Mile Partners alleges that the Company breached a continuous operation provision in the lease by vacating the property in July 2000 and opening another O'Charley's restaurant in Clarksville, Tennessee. The Company believes it terminated the lease in accordance with its terms. The Company is defending this case vigorously and cannot predict its outcome.

     The Company is also involved in various legal actions incidental to its business. In the opinion of management, the ultimate outcome of these matters will not have a material impact on the Company's operating results, liquidity or financial position.

                                O'CHARLEY'S INC.

16. SELECTED QUARTERLY DATA (UNAUDITED)

     Summarized quarterly financial data for each respective year is as follows:

                                                 FIRST        SECOND       THIRD        FOURTH
                                                QUARTER      QUARTER      QUARTER      QUARTER
                                               (16 WEEKS)   (12 WEEKS)   (12 WEEKS)   (12 WEEKS)
                                               ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Year Ended December 26, 1999
  Revenues...................................   $ 87,849     $70,225      $72,148      $71,983
  Income from operations.....................      8,084       6,590        6,894        7,472
  Earnings before cumulative change in
     accounting principle....................      4,470       3,629        3,821        4,190
  Net earnings...............................      3,122       3,629        3,821        4,190
  Basic earnings per common share
     Earnings before change in accounting
       principle.............................       0.29        0.24         0.25         0.27
     Net Earnings............................       0.20        0.24         0.25         0.27
  Diluted earnings per common share
     Earnings before change in accounting
       principle.............................       0.27        0.22         0.23         0.25
     Net Earnings............................       0.19        0.22         0.23         0.25
Year Ended December 31, 2000
  Revenues...................................   $106,298     $85,411      $89,145      $96,408
  Income from operations.....................     10,549       8,225        8,419       10,014
  Net earnings...............................      5,689       4,265        4,257        5,149
  Basic earnings per common share............       0.37        0.27         0.27         0.33
  Diluted earnings per common share..........       0.35        0.26         0.26         0.31

     The fourth quarter of fiscal year 2000 had 13 weeks.

                               [O'CHARLEY'S LOGO]

                                2,300,000 SHARES
                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                                 APRIL 6, 2001
                              --------------------

                          FIRST UNION SECURITIES, INC.

                           U.S. BANCORP PIPER JAFFRAY

                         SUNTRUST EQUITABLE SECURITIES